Annual Report
HYLETE, Inc.

HYLETE

564 Stevens Avenue
Solana Beach, CA 92075
858-225-8998

www.hylete.com

In this report, the term "Hylete," "we," "us," "our" or "the Company" refers to HYLETE, Inc., a Delaware corporation.

The Company has sold shares of its Class A Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Offering") and is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019. A copy of this report may be found on the Company's website at www.hylete.com/financials.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report and the Company's offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward- looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have incurred significant net losses since our inception and cannot assure you that we will achieve or maintain profitable operations.

We have incurred significant net losses since inception. Our net loss was $8,038,499, and $5,051,354 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, we had a stockholders' deficit of $17,944,453. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

We cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Class A Common Stock to decline, resulting in a significant or complete loss of your investment.

If we do not obtain adequate capital funding or improve our financial performance, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the year ended December 31, 2019 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern as a result of recurring losses from operations. This report is dated April 29, 2020 and does not take into account any proceeds we will receive in our current offering of our Class A Common Stock pursuant to Regulation A under the Securities Act (the "Regulation A Offering"). Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by our ability to complete our Regulation A Offering, which will enable us to fund our expansion plans and realize our business objectives. In addition, we have incurred a net loss in each quarter since our inception and expect to incur losses in future periods as we continue to increase our expenses in order to position us to grow our business. If we are unable to obtain adequate funding from the Regulation A Offering or in the future, or if we are unable to grow our revenue to achieve and sustain profitability, we may not be able to continue as a going concern.

Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. The HYLETE name is integral to our business as well as to the implementation of our strategies for expanding our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the activewear, footwear and accessories market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected, and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow-moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and styles that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

An economic downturn or economic uncertainty in the United States may adversely affect consumer discretionary spending and demand for our products.

Our operating results are affected by the relative condition of the United States economy as many of our products may be considered discretionary items for consumers. As a lifestyle brand that depends primarily on consumer discretionary spending, our customers may reduce their spending and purchases due to job loss or fear of job loss, foreclosures, bankruptcies, higher consumer debt and interest rates, reduced access to credit, falling home prices, increased taxes, and/or lower consumer confidence. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty. Current, recent past, and future conditions may also adversely affect our pricing and liquidation strategy; promotional activities, product liquidation, and decreased demand for consumer products could affect profitability and margins. On-line customer traffic is difficult to forecast. As a consequence, sales, operating, and financial results for a particular period are difficult to predict, and, therefore, it is difficult to forecast expected results for future periods. Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition and could adversely affect our stock price.

Additionally, many of the effects and consequences of U.S. and global financial and economic conditions could potentially have a material adverse effect on our liquidity and capital resources, including the ability to raise additional capital, if needed, or could otherwise negatively affect our business and financial results. For example, global economic conditions may also adversely affect our suppliers' access to capital and liquidity with which to maintain their inventory, production levels, and product quality and to operate their businesses, all of which could adversely affect our supply chain. Market instability could make it more difficult for us and our suppliers to accurately forecast future product demand trends, which could cause us to carry too much or too little merchandise in various product categories*.*

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in demand for our products or for products of our competitors, our failure to accurately forecast acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and have an adverse effect on gross margin. In addition, if we underestimate the demand for our products, our manufacturers may not be able to produce products to meet our customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and distributor relationships.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for activewear is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of activewear and athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of activewear and athletic apparel. Many of our competitors are large apparel and sporting goods companies with strong worldwide brand recognition. Because of the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in apparel for yoga, CrossFit and other activities. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

- quickly adapting to changes in customer requirements or consumer preferences;
- discounting excess inventory that has been written down or written off;
- devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and
- engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party suppliers and manufacturers to provide raw materials for and to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for fabrics, raw materials, production and import quota capacity. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

In addition, we do not own or operate any manufacturing facilities and rely solely on unaffiliated manufacturers primarily located outside the United States to manufacture our products. For the years ended December 31, 2019 and December 31, 2018, approximately 80% and 85% of our products were manufactured in China, respectively, and the remainder in other regions. Increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations, net revenue, and earnings. In addition, certain of our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties in moving products manufactured out of the countries in which they are manufactured and through the ports on the western coast of North America, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, and natural disasters or health pandemics. A labor strike or other transportation disruption affecting these ports could significantly disrupt our business. In addition, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

These and other factors beyond our control could result in our third-party suppliers and manufacturers being unable to fill our orders in a timely manner. If we experience significant increased demand, or we lose or need to replace an existing third- party supplier and manufacturer as a result of adverse economic conditions or other reasons, we may not be able to secure additional manufacturing capacity when required or on terms that are acceptable to us, or at all, or manufacturers may not be able to allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to find new third-party suppliers or manufacturers, we may encounter delays in production and added costs as a result of the time it takes to train our manufacturers on our methods, products and quality control standards. Moreover, it is possible that we will experience defects, errors, or other problems with their work that will materially affect our operations and we may have little or no recourse to recover damages for these losses. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower net revenues and net income both in the short and long term.

***Our third-party suppliers and customers are lo
cated in geographies currently affected by the coronavirus.***

The impact of the coronavirus or any other pandemic could affect our supply chain and/or consumer behavior. The full impact of the coronavirus outbreak is unknown at this time, but could have a significant impact on the manufacturers on which we rely that are located in affected areas as well as consumer purchasing behavior in the United States. At this point, the extent to which the coronavirus may impact our results remains uncertain.

Our sales and gross margins may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure on costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased costs, reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial conditions, operating results and cash flows.

The fabrics used in our products include synthetic fabrics whose raw materials include petroleum-based products, as well as natural fibers such as cotton. Significant price fluctuations or shortages in petroleum or other raw materials can materially adversely affect our cost of goods sold.

In addition, the United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations.

Our operations are currently primarily dependent on a single warehouse and distribution center, and the loss of, or disruption in, the warehouse and distribution center and other factors affecting the distribution of merchandise could have a material adverse effect on our business and operations.

Our warehouse and fulfillment/distribution functions are currently primarily handled from a single facility in Los Angeles, California, operated by an unaffiliated third party. Our current fulfillment/distribution operations are substantially dependent on the continued retention of this facility. Any significant interruption in the operation of the warehouse and fulfillment/distribution center due to natural disasters, accidents, system issues or failures, health pandemics or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. For example, the application to register our original icon logo as a trademark has been subject to legal proceedings. See the section entitled "Business – Legal Proceedings" for further information regarding the status of this legal proceeding. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. For example, in connection with the aforementioned legal action regarding our initial icon logo, we are currently subject to claims alleging, among other matters, federal trademark infringement, false designations of origins and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, common law trademark infringement, and unjust enrichment. While we believe the claims are without merit and are defending vigorously, there is no assurance we will be successful in such action. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.

As of March 31, 2020, we had an aggregate principal amount of debt outstanding of approximately $6.7 million. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base.

Our substantial debt could have important consequences to us. For example, it could:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;

- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

- place us at a competitive disadvantage to our competitors with proportionately less debt for their size;

- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

- limit our flexibility in planning for, or reacting to, changing conditions in our business; and

- limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

For example, as of January 31, 2020, we owed our senior secured lender $5.5 million, $5.0 million of which is due on the scheduled maturity date of April 1, 2021 with the remaining $500,000 due and payable on December 31, 2020. Our credit agreement contains negative covenants that, subject to significant exceptions limit our ability, among other things to make restricted payments, pledge assets as security, make investments, loans, advances, guarantees and acquisitions, or undergo other fundamental changes. A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. Upon the occurrence of an event of default under this agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We have pledged all of our assets as collateral under our credit facility. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

We will likely need to raise additional capital required to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

Growing and operating our business will require significant cash outlays and capital expenditures and commitments. We have utilized cash on hand and cash generated from operations, accessed our credit facility and issued equity and debt securities as sources of liquidity. If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock sold to investors in the Offering. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our ability to grow our business.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the U.S., as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-bribery laws applicable to our operations. Although we have policies and procedures to address compliance with the FCPA and similar laws, there can be no assurance that all of our employees, agents and other partners will not take actions in violations of our policies. Any such violation could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.

Changes to statutes or regulations, in particular, changes to Customs and Border Patrol section 321, could have a negative impact on our business, financial condition, results of operations and cash flows.

Section 321, 19 USC 1321 ("section 321") is the federal statute that sets the de minimis level concerning all the international shipments headed to the United States. De minimis provides admission of articles free of duty and of any tax imposed on or by reason of importation. Under this statute, the aggregate fair retail value of articles imported by one person on one day and exempted from the payment of duty shall not exceed $800. The company plans to utilize section 321 to significantly reduce the total amount we pay for duties and taxes (see "The Company's Business -- Sourcing, Manufacturing and Quality Assurance"). Such laws and regulations are subject to periodic review and potential revision by the U.S. Congress. The company cannot predict the timing or ultimate outcome of any of these reviews or how any future actions taken as a result thereof may impact its business, results of operations, cash flows and financial condition.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the fashion and fitness industries, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results could be materially adversely affected.

The substantial majority of our customers shop with us through our e-commerce website and mobile application. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. Any failure on our part to provide an attractive, effective, reliable, user-friendly e-commerce platform that offers a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of sales, harm our reputation with customers, and could have a material adverse impact on our business and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial and other personally identifiable information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the retail apparel industry. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

We have limited accounting personnel and other resources to address our internal control over financial reporting. During the course of preparing for this report, we determined that we had a material weakness in our internal control over financial reporting as of December 31, 2019 relating to our financial reporting processes.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

For a discussion of our remediation plan, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting." The actions we have taken are subject to review, supported by confirmation and testing by management. While we have implemented a plan to remediate this weakness, we cannot assure you that we will be able to remediate this weakness, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows.

Our failure to remediate the material weakness identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of annual and semi-annual reports with the Commission on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements.

The exclusive forum provision in our amended and restated certificate of incorporation and bylaws, as amended, could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Article 7 of our amended and restated certificate of incorporation and Article 8.14 of our bylaws, as amended, dictate that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including a derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the stockholders of our company; any claim arising under the DGCL (as defined below); and any action asserting a claim governed by the internal affairs doctrine. We do not intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, stockholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based stockholder class actions, derivative suits and other intra-corporate disputes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums. As a result, it may be more difficult for investors located outside of the State of Delaware to bring a legal action against us for certain claims, due to cost and geographic limitations.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company intends to apply in the future for quotation of its common stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

THE COMPANY'S BUSINESS

We are engaged in the design, development, manufacturing and distribution of premium performance apparel and gear. We are a community-driven brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community.

Products and Product Design

Products

We offer a suite of product offerings consisting of premium performance apparel, footwear, and gear for men and women who live a fitness-based lifestyle, including items such as shorts, pants, tops and jackets, socks and other accessories designed for functional fitness and other athletic pursuits. We began shipping footwear in February 2018 with the introduction of our multi-insole cross-training shoe. We sell our products at multiple price levels and design our products with unique fabrics and/or innovative features which we believe differentiates our products from those of our competitors and doubles as gear for an active lifestyle.

We believe the clothes you wear for a workout can make a difference in how you feel during as well as after exercise. While your gym clothes should be ready for even the most strenuous of exercise regimens, what works at the gym or yoga studio now works in many casual office or entertainment settings, especially as items become more stylish. We believe our customers seek a combination of performance and style in their activewear. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the strength of our brand and community appeals to those who pursue an active, mindful, and balanced life.

In the first half of 2020, we plan to launch the next version of our Training App, currently named HYLETE Daily Circuit App. The current version of the app has been downloaded approximately 35,000 times, and has a current user base of 3,672 users on Android devices, and 5,647 users on Apple devices. The updated app is expected to feature unlimited workouts, new styles of workouts, new programming, new videos, new trainer-led content, a custom workout builder, and a new point system where users can earn store credit to be used at HYLETE.com

We also plan to utilize the content that we have been writing and producing for the workout programming of the app to form continuing education course for certified personal trainers.

Product Design

We believe our customers seek a combination of performance and style in their activewear, choosing products that allow them to feel great during exercise and comfortable wearing this apparel in social settings thereafter. Our product team strives to identify consumer trends and needs, proactively seeking the input of our customers to achieve our product goals of function, style and versatility.

For example, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. We share items that we are developing with our community at www.hylete.com/project to solicit feedback and funding. Customers receive a discount on the proposed retail price of the item under development when they back a new product by paying the proposed discounted price. The initiative has helped us to gain insight into the most preferred colors, thereby enabling us to better manage our inventory.

Our design staff remains in tune with the culture of fitness, health, and action sports, spending considerable time analyzing sales data, gathering feedback from our customers, shopping in key markets and soliciting input from our e-commerce vendors. The team is focused on identifying and interpreting the most current trends to help forecast the future design and product demands of our customers.

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We seek to regularly upgrade and improve our products with the latest in innovative materials while broadening our product offerings. Our product team designs products with technically advanced fabrics, working closely with our suppliers to incorporate the latest in innovation and styling to our products. After the initial design is complete, we work with our suppliers to develop samples, and often cycle through multiple iterations of samples to ensure that the product is manufactured to specifications and meets our high-quality expectations. We partner with independent inspection, verification, and testing companies, who conduct a variety of tests on our fabrics, testing performance characteristics including pilling, shrinkage, abrasion resistance, and colorfastness. Once we have an acceptable sample, we place an order with the supplier and the final product is made available for sale.

Sourcing, Manufacturing and Quality Assurance

The fabric and other raw materials used to manufacture our apparel products are sourced from suppliers located primarily in the Asia Pacific region. Some of the specialty fabrics and other raw materials used in our apparel products are technically advanced products developed by third parties and may be available, in the short term, from a limited number of sources. We rely on a limited number of suppliers to provide fabrics for, and to produce, our products.

We do not own or operate any manufacturing facilities and rely solely on third party contract manufacturers operating primarily in China and the Asia Pacific region for the production of our products. All of our contract manufacturers are evaluated for quality systems, social compliance and financial strength by our internal teams prior to being selected and on an ongoing basis. Where appropriate, we strive to qualify multiple manufacturers for particular product types and fabrications. We also seek out vendors that can perform multiple manufacturing stages, such as procuring raw materials and providing finished products, which helps us to control our cost of goods sold.

While we have developed long-standing relationships with a number of our suppliers and manufacturing sources and take great care to ensure that they share our commitment to quality and ethics, we do not have any long-term term contracts with these parties for the production and supply of our fabrics and products. We require that all of our manufacturers adhere to a vendor code of ethics.

Currently, our products are shipped from our suppliers to an unaffiliated third-party logistics partner which currently handles all our warehousing, fulfillment, outbound shipping and returns processing. We intend to enhance our fulfillment functionality by partnering with a new third-party logistics partner that can support greater sales volume while allowing us to reduce our landed cost by taking advantage of the saving available under the section 321 programs offered by US Customs and Border Protection. The contract with our new provider was signed in January of 2020, and we anticipate beginning shipping from this facility in May of 2020.

Sales

To date, all our products have been sold direct to consumers through our website (www.hylete.com) and through third-party e-commerce retailers and other businesses that order in bulk or with corporate branding added to our products. We remain focused on a "direct-to-consumer" model that we believe makes shopping more convenient for our core customers and more cost effective than investment and management of brick and mortar storefronts.

E-commerce

We believe that our target customer regularly shops online through various digital channels and that our digital platform provides our customers a seamless shopping experience. Our website serves both as a sales channel and a marketing tool to our extended customer base. We often change the look of our website to highlight new product offerings and promotions and to encourage frequent visits. We utilize multiple tools to drive traffic online, including our catalog, search engine marketing, internet ad placement, shopping site partnerships, third-party affiliations, email marketing, digital marketing and direct mail.

We continue to update our e-commerce site to enhance its quality and functionality, including design and content upgrades, mobile and tablet applications, expanded presence on social media, and platform enhancements. To support our customer-centric focus, we also continuously evaluate and implement improvements to our technological platforms, which affect merchandising, planning, allocation, order management, and customer relationship management. These improvements allow us to more effectively engage the customer, remain flexible and scalable to support growth, provide integrated service, and have information for real-time decision making.

Inventory Management

Inventory management is important to the financial condition and operating results of our business. We manage our inventory levels based on existing orders, anticipated sales and the rapid-delivery requirements of our customers. Our inventory strategy is focused on continuing to meet consumer demand while improving our inventory efficiency over the long term by putting systems and processes in place to improve our inventory management. These systems and processes are designed to improve our forecasting and supply planning capabilities. In addition to systems and processes, key areas of focus that we believe will enhance inventory performance are added discipline around the purchasing of raw materials, production lead time reduction, and better planning and execution in selling of excess inventory.

Our practice, and the general practice in the apparel, footwear and accessory industries, is to offer retail customers the right to return defective or improperly shipped merchandise. As it relates to new product introductions, which can often require large initial launch shipments, we commence production before receiving orders for those products from time to time. This can affect our inventory levels as we build pre-launch quantities.

Marketing

We believe marketing is a critical element in maximizing our brand value to our consumers. Our in-house marketing department conceives and produces omni-channel marketing initiatives aimed to increase brand awareness, positive perception and drive-engagement and conversion. Our marketing approach is designed to create an authentic connection with our customers by consistently generating excitement for our brand and the connected, active lifestyle we represent. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our online platform, comprised of the following:

•   **Social Media**. We believe our core customers rely heavily on the opinions of their peers, often expressed through social media. Therefore, we use our website blog, as well as Facebook, Instagram, Twitter and Snapchat posts, as a viral marketing platform to communicate directly with our customers while also allowing customers to interact with one another and provide feedback on our products.

•   **HYLETE Circuit Training App.** The newest version of our app is designed to engage our customers by providing workout programming and education, fitness tracking, and rewards at HYLETE.com.

•   **Loyalty Program**. Our customer loyalty program is designed to interact with our customers in a direct and targeted manner, and to provide insight into their shopping behaviors and preferences. Customers earn reward points that can be used to purchase products.

•   **Email Marketing**. We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, lifetime value per customer, cost per impression and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions on select merchandise, as well as to introduce new product offerings.

•   **Community Outreach**. The HYLETE charity support program champions charities that share the same core beliefs of the HYLETE community. These consist of:

GRACEDBYGRIT Foundation: The GRACEDBYGRIT foundation is an independent 501(c)(3) non-profit organization and is independent from both HYLETE and GRACEDBYGRIT, Inc. The GRACEDBYGRIT foundation educates and empowers all girls and young women to discover and develop their grit. Through workshops and live events, girls gain tools to redefine the way they view failure, confront challenges with confidence, and deepen their self-awareness. HYLETE is a sponsor of the foundation; 1% of all our women's product line sales benefit the foundation.

Charity Tee Sales: We donate fifty percent (50%) of the revenue generated from sales of charity apparel on HYLETE.com to the participating charities:

O.U.R. Rescue: An estimated two million children are living as slaves in the world today. O.U.R. undercover teams of former Special Operations personnel go into the darkest corners of the world to help liberate these children.

Team Rubicon: Team Rubicon unites the skills and experiences of military veterans with first responders to rapidly deploy response teams to emergencies around the world.

Scratch My Belly: Scratch My Belly is a non-profit organization dedicated to saving animals from high kill shelters. They work to rehabilitate and re-home animals in need.

Barbells For Bullies: Barbells for Bullies hosts fitness events all over the U.S. to raise money and awareness for local animal rescues and advocacy groups. Completely volunteer run, Barbells For Bullies donates ALL net proceeds from their efforts to rescues and other non-profit animal organizations.

•   **The HYLETE Community**. We utilize a community-based approach to building awareness of our brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just athletes to those who pursue an active, mindful, and balanced life.

Competition

We compete with other major activewear and athletic apparel brands such as Nike, Rhone, UnderArmour, Fabletics, Reebok, Adidas, and Lululemon. Since we sell our products almost exclusively on www.hylete.com, we have no retail channel conflict and are able to offer our customers high quality apparel for lower prices than many of our competing brands. Our value proposition, combined with our strong brand appeal and community-based marketing approach, are our primary competitive advantages over the large, multichannel athletic brands.

Government Regulation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations, consumer protection regulations and other laws that regulate retailers and govern the promotion and sale of merchandise. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Seasonality

Our business is affected by the general seasonal trends common to the retail apparel industry. Our annual net revenue is weighted more heavily toward our fourth fiscal quarter, reflecting our historical strength in sales during the holiday season, while our operating expenses are more equally distributed throughout the year.

Intellectual Property

We currently hold a trademark on the name HYLETE in the United States, Canada and in the other countries where our products will be either sold or manufactured. We also hold two patents on our waist tightening systems. We have one other patent application pending.

Properties

Our 4,300 square foot facility in Solana Beach, California serves as our headquarters. The monthly lease rate is approximately $11,000 and the term is through March 31, 2021.

Employees

As of January 31, 2020, we had 28 employees, all of which were full-time employees. We believe our relationship with our employees is good. None of our employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and we believe our relationship with our employees is strong.

Legal Proceedings

In response to the opposition to our application to register our original icon logo bearing Serial No. 85837045 (the "Logo"), the Trademark Trial and Appeal Board ("TTAB") determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office ("USPTO") should reject registration of the Logo. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which the Federal Circuit ruled was properly before that court and not in district court after our filing of a motion for reconsideration. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals, and on April 16, 2018, we filed the reply to the opposer's answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. On August 1, 2019, the Federal Circuit Court of Appeals affirmed the TTAB ruling. Although we no longer utilize this icon logo mark (phased out during 2017), we remain committed to defend all of our intellectual property aggressively.

The opposing party, Hybrid Athletics, LLC ("HA"), also filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

On November 26, 2019, the U.S. District Court in this matter awarded sanctions against HA for their destruction of potentially relevant evidence. If the case goes to trial, the jury will be instructed by the presiding Judge that they may assume, in their deliberations, that any evidence destroyed by HA's sole owner Robert Orlando may have been potentially relevant and unfavorable to HA's case against HYLETE.

On December 12, 2019, we answered HA's complaint and filed counterclaims, which seeks declaratory judgment of our ownership of our trademarks, and our non-infringement of the HA marks at issue, as well as cancellation of HA's marks on various grounds. This counterclaim, in part, incorporates the arguments made in our petition for cancellation of HA's registered word mark in International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018, but has been suspended pending resolution of the U.S. District Court matter.

In this matter, the schedule was originally set with dispositive motions due on May 22, 2020. Any responses would have been due on June 19, 2020, and any replies to any responses due by July 10, 2020. The court was to hold oral argument on any dispositive motions on July 28, 2020. If the case is not dismissed, the trial would have begun in early October of 2020. The COVID-19 crisis has caused this schedule to shift out by at least 90 days.

On December 30, 2019, HYLETE filed suit against HA and Rob Orlando in U.S. District Court for the Southern District of California, asserting fraudulent procurement of HA's registered wordmark in International Class 025 and bearing Registration No. 4,609,469; cancellation of such mark; violations of the Federal Lanham Act, California's Unfair Competition Law, and Connecticut's Unfair Trade Practices Act; and tortious interference with HYLETE's prospective economic advantage.

We believe that the strength of our claims will lead to a positive outcome for us regarding the associated cases involving HA and Robert Orlando.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the U.S. District Court claims to our carrier within days of the case's commencement. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier's duty to defend, as well as claims for breach of contract, specific performance and bad faith.

On March 10, 2020, the Superior Court of California, County of San Diego granted the company's motion for summary adjudication against Farmers Insurance. Farmers Insurance then filed a petition for peremptory or alternative writ of mandate and a request for immediate stay. This request was read and considered by the Court of Appeal and the petition and request were denied on April 16, 2020.

While we have yet to receive any reimbursement of legal fees, we believe that we had proper coverage under our policy with the carrier and that they are financially responsible for our defense costs in the U.S District Court case.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information attached as Exhibit A to this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless otherwise indicated, the latest results discussed below are as of December 31, 2019.

Overview

We are a digitally native, fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our local teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to help shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. We believe that a direct-to-consumer model provides a more convenient retail experience for our customers, allows us to access more customers than with a traditional brick-and-mortar model and is more cost effective than investment and management of brick and mortar storefronts.

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral, and the creation of a new points-based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation ("GRACEDBYGRIT"), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344 as consideration for the transaction. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

The asset acquisition of GRACEDBYGRIT included a $400,000 bridge note funding by Steelpoint Co-Investment Fund ("Steelpoint Bridge Note") that was executed and funded contemporaneously with the Asset Purchase Agreement dated May 31, 2018. The Steelpoint Bridge Note debt was utilized to build inventories that helped grow our overall net sales in 2018. Steelpoint converted its bridge note to equity on January 6, 2020. As of December 31, 2019, former product styles that have been reproduced as HYLETE women's styles have had net sales of approximately $172,168 with average gross margins of approximately 47%. GRACEDBYGRIT manufactured its products at factories in the United States utilizing fabrics sourced from Italy. We now utilize these factories for the product styles under the HYLETE brand name.

In addition to the Steelpoint Bridge Note, the women's product styles, and U.S. manufacturing resources, we also had four GRACEDBYGRIT employees join our team.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third-party sites. Our net sales reflect sales revenues, net of discounts, and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes all costs incurred in operating our production, design, distribution, and merchandise departments, and inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) shipping and distribution expenses. We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. Operating expenses increased in fiscal 2019 vs. fiscal 2018 due to additional sales and marketing expenses to support our growth, increased shipping and handling costs associated with increased revenues, increased headcount costs and strategic investments to support the long-term growth of the business. We expect operating expenses in 2020 to decline slightly from their 2019 levels.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

To show our successful customer acquisition strategy, and our ability to retain customers, we have included the following disclosures that compare the LTV of the 2015 cohort to our CAC. While performance may vary across cohorts, we chose the 2015 cohort because it provides the broadest amount of historical data while reflecting the most accurate CAC based on historically sustainable and scalable acquisition strategies. In 2015 our CAC was approximately $30. This cohort generated a contribution profit of approximately $54 per customer on the first order. The LTV of the 2015 cohort has increased over time, driven by an increased focus on retention marketing, growth in existing product categories, and expansion into new product categories. As a result, the LTV of profit contribution of this 2015 customer cohort was approximately $121 after three years, 4.1 times the $30 cost of acquiring new customers in 2015, proving not only our effectiveness in building profitable customer acquisition strategies but also our ability to retain customers and encourage repeat purchases.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. We define repeat customers as customers who have purchased from us at least once before, in the current year or a previous year. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 63% and 62% of net sales in 2019 and 2018 respectively. We believe this metric is reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Net sales from existing customers increased by approximately 14% from 2018 to 2019; while net sales growth for new customers increased by approximately 9% from 2018 to 2019.

Merchandise Mix

We offer merchandise across a variety of product types and price points. Our product mix consists primarily of apparel and footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories will require additional investments in inventory.

Investment in our Operations and Infrastructure

To grow our client base and enhance our products, including, apps and education offerings, we will incur additional expenses. We intend to leverage our platform and understanding of trends to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further improve our platform. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our customer base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

Results of operations

Year ended December 31, 2019 Compared to year ended December 31, 2018

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Year ended December 31,	
	2019	2018
Net revenue	$ 12,565,206	$ 11,689,200
Cost of goods sold	6,397,616	5,461,090
Gross profit	6,167,590	6,228,110
Selling and marketing expense	3,797,784	2,866,133
General and administrative expense	5,071,674	3,806,176
Shipping and distribution expense	2,466,939	2,182,554
Interest expense	3,762,870	1,365,426
Change in fair value of Series A-2 warrant liability	(1,200,419)	1,059,175
Change in fair value of common stock warrant liability	(593,347)	–
Withdrawal of Initial Public Offering	900,588	–
Net loss	8,038,499	5,051,354

	Year ended December 31,	
	2019	2018
Net revenue	100%	100%
Cost of goods sold	50.9	46.7
Gross profit	49.1	53.3
Selling and marketing expense	30.2	24.5
General and administrative expense	40.4	32.6
Shipping and distribution expense	19.6	18.7
Interest expense	29.9	11.7
Change in fair value of Series A-2 warrant liability	(9.6)	9.1
Change in fair value of common stock warrant liability	(4.7)	–
Withdrawal of Initial Public Offering	7.2	–
Net loss	64.0	43.2

Net sales for 2019 were $12,565,206, an increase of 7.5% from net sales of $11,689,200 for 2018. Sales on HYLETE.com attributable to existing customers were approximately 63% for 2019 versus approximately 62% for 2018. Net sales by product category in 2019 were consistent with what we experienced in 2018.

Cost of sales for 2019 was $6,397,616. Cost of sales as a percentage of net sales yielded a gross margin of 49.1% versus a gross margin of 53.3% in the same time period in 2018. We closely monitor average selling prices and manufacturing costs as they relate to other comparable product prices in the market and strive to achieve a gross margin greater than 50.0%.

Selling and marketing expenses were $3,797,784 for 2019 up from $2,866,133 in 2018, which represented 30.2% and 24.5% of net sales, respectively. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. We anticipate that these expenses will increase gradually in the foreseeable future as we undertake increased marketing and sales efforts to drive an increase in the number of customers and brand awareness,

General and administrative expenses were $5,071,674 in 2019 compared to $3,806,176 in 2018. The increase in general and administrative expense were the result of higher payroll cost as we increased staffing to scale with the growth of business, as well as increased professional fees associated with financings, including for a potential IPO that was withdrawn, (See "– Liquidity and Capital Resources – "Withdrawn Public Offering; Capital Stock Reorganization" and Note 19 of the company's Financial Statements – Subsequent Events) and intellectual property defense. If we were to become a public reporting entity, then we would expect to see general and administrative expenses to rise both in total dollars and as a percentage of sales.

Shipping and distribution costs for 2019 were $2,466,939, which represented 19.6% of net sales versus 2018 shipping and distribution costs of $2,182,554 that represented 18.7% of net sales. The increase in shipping expenses are directly related to our initiatives to improve customer expectations on cost and delivery times. As we transition to our new distribution partner we anticipate the percentage of shipping and distribution charges to be less on a percentage of net sales basis, as we believe we can warehouse,

pick, pack and ship more efficiently and will also be able to take advantage of the savings available under the section 321 programs offered by US Customs and Border Protection.

Interest expense increased for 2019 to $3,762,870 versus $1,365,426 during 2018, as we increased our indebtedness. See "—Liquidity and Capital Resources" below.

As a result of the foregoing we incurred a net loss in 2019 of $8,038,499 versus a net loss in 2018 of $5,051,354. We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities and convertible notes. As of December 31, 2019, our cash on hand was $1,194,314. We believe that the proceeds generated from the Offering, potential proceeds from the Regulation A Offering (discussed below), any CARES Act loans that we may obtain (discussed below), together with our cash and cash equivalent balances, cash generated from operations, and borrowings will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. Our cash from operations may be negatively impacted by a decrease in demand for our products as well as other factors outside of our control.

Indebtedness

On June 29, 2016, we entered into a senior credit agreement with a lender with principal due three years from the date of issuance and interest that accrues at a rate equal to 12.5% per annum, compounded monthly. In July 2017, we amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In early 2018, the amounts borrowable under the senior credit agreement were increased to a total of $4,650,000. In February 2019, we increased the maximum available to be borrowed to $6,375,000 and increased the amount borrowed under the facility to $5,375,000. On August 1, 2019 we converted $375,000 of this debt to an IPO bridge note that converted to equity on January 6 ,2020. We pay the interest on a monthly basis and, thus, do not have any interest accrued as of December 31, 2019 and December 31, 2018 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to our liquidity and requires a minimum cash balance of $250,000 to be maintained. In conjunction with borrowings under, and extensions to December 31, 2019 of maturity dates of borrowings under, our senior credit agreement, between June 2016 and June 2019, we issued an aggregate of 2,082,747 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners, the senior lender. The warrants have an exercise price of $0.0142 per share and expire ten years after issuance.

As of December 31, 2019, and December 31, 2018, we were in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all of our assets and stockholder shares in which have been pledged as additional collateral.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the years ended December 31, 2019 and December 31, 2018, we recorded debt discounts of approximately $63,000 and $30,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $562,000 and $244,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the years ended December 31, 2019 and December 31, 2018, discounts of approximately $988,000 and $610,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. We are recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt.

The FMV of Series A-2 Preferred Stock warrants as of December 31, 2019 was $2,060,841. We use the Black-Scholes Pricing Model to determine the fair price of the warrants.

Preferred dividends accrue at 12% per annum. Accrued dividends are amortized directly to additional paid-in capital. For 2019, we recorded amortization of $566,232. No dividends have been declared or paid to date

During 2019, we amortized discounts on preferred stock to additional paid-in capital of $66,420. Discounts are amortized using the straight-line method. The discounts were the results of fees paid in connection with the issuance of the preferred stock.

As of December 31, 2019, we had issued $4,085,000 of short-term promissory notes, $3,885,000 of which were converted to Series AA Preferred Shares on January 6, 2020, $1,600,000 were to related parties. Also, in conjunction with our senior credit facility we issued 2,082,747 Series A-2 Preferred Stock warrants at a per share exercise price of $0.0142 to the lender. As a result of this loan transaction, we recorded a liability on our balance sheet as of December 31, 2019 $2,060,841 of Preferred Stock warrant liability.

On April 6, 2018, the company received $100,000 under a promissory note (the "Promissory Note") agreement, with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder was Ron Wilson, a member of the company's board of directors and its then-Chief Executive Officer. Interest accrued on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the company amortized $3,125 and $1,875, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the company has reflected the Promissory Note as a long-term liability. (See Note 20 of the company's Financial Statements for additional information on debt conversions).

On May 31, 2018, the company received $400,000 under a promissory note (the "May 2018 Promissory Note") agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, a member of the company's board of directors and, as of April 23, 2020, the Interim Chief Executive Officer of the company. Interest shall accrue on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the company amortized $14,167 and $5,833, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense.

On August 20, 2019, the company received $300,000 under a promissory note (the "August 2019 Promissory Note") from the same related party, Steelpoint Co-Investment (James Caccavo). The maturity date of the August 2019 Promissory Note was the earlier of our initial public offering ("IPO") or December 31, 2019. Interest accrued on the loan amount at an annual rate of 20% per annum calculated on a 365-day basis. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the company has reflected the May 2018 and August 2019 Promissory Notes and accrued interest as a long-term liability. (See Note 20 of the company's financial statements for additional information on debt conversions).

On June 26, 2018 the company received $50,000 under a promissory note (the "June 2018 Promissory Note") agreement, with a maturity date of June 25, 2020. The proceeds were used for operations. Interest accrued on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The company paid fees of $2,500, which was recorded as a discount to the note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the company amortized $1,875 and $625, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the company has reflected the June 2018 Promissory Note as a long-term liability. (See Note 20 of the company's financial statements for additional information on debt conversions).

On June 27, 2018 the company received $200,000 under a promissory note (the "Second June 2018 Promissory Note") agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Second June 2018 Promissory Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the company amortized $7,500 and $2,500, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense.

On May 18, 2018, the company commenced an offering under Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. As of December 31, 2019 and 2018, total Class A Bonds issued was $946,000 and $821,000, respectively which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid on a monthly basis. In connection with the Class A Bond offering, the company paid fees of $1,100 and $66,745, respectively for the years ended December 31, 2019 and 2018, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. During the years ended December 31, 2019 and 2018, the company amortized $46,241 and $12,416, respectively to interest expense. As of December 31, 2019 and 2018, a discount of $9,188 and $54,329, respectively remained which will be expensed through 2021. The Class A Bond offering was closed on December 31, 2018 and in the first quarter of 2019, the company received the remaining proceeds of $125,000.

During the years ended December 31, 2019 and 2018, the company issued $1,520,000 and $1,315,000, respectively of promissory notes (the "IPO Bridge Notes"), for a total aggregate of $2,835,000. Of those notes, $600,000 were issued to related parties, which included $500,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Darren Yager, a member of the company's board of directors. The proceeds will be used for operations and costs related to the company's proposed registration statement. The IPO Bridge Notes have a maturity date of the earlier of: (i) the closing of the company's IPO or any other

19

type of direct prospectus or registered offering transaction that results in the company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest shall accrue on the loan amount at annual rate of 10.0% per annum. As of December 31, 2019 and 2018, the company paid fees of $27,400 and $19,300, respectively, which were recorded as a discount to the IPO Bridge Notes.

In connection with the IPO Bridge Notes, the company has the obligation to issue Class B Common Stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Bridge Notes. As of December 31, 2019 and 2018, the company had the obligation to issue 843,205 and 389,063 warrants, respectively, based upon the amount of IPO Bridge Notes proceeds received at that date. The warrants will have an exercise price of $0.001 per share and expire the earlier of ten years after issuance or immediately prior to the effective date of the IPO offering. Since the company is required to issue a variable amount of common stock for which there isn't a floor or ceiling to the amount of common stock warrants, the company recorded the obligation to issue warrants as a liability. The warrants are measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants. The company determined that the fair market value of the Class B Common Stock warrants granted during December 31, 2019 and 2018, was approximately $788,287 and $675,294, respectively, which has been recorded as a liability and as an additional discount to the IPO Bridge Notes. (See Note 13 of the company's financial statements). The discount is amortized using the straight-line method over the term of the IPO Bridge Notes, due to the short-term nature of the IPO Bridge Notes for which $1,493,272 and $17,011 was amortized to interest expense during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2018, a discount of $677,583 remained, which was amortized in 2019. At December 31, 2019, the warrant amount was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. On January 6, 2020, the note holders elected to convert all amounts due into Series AA Preferred Stock. Thus, the company has reflected the IPO Bridge Notes and accrued interest as a long-term liability. All warrants associated with converted IPO Bridge Notes have been cancelled subsequent to year end. (See Note 20 of the company's financial statements for additional information on debt conversions and cancellation of warrants).

The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. In addition, all of the Class B Common Stock warrants were historically presented as a liability on our balance sheet. At December 31, 2019, the warrant amount was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. Each of the holders of such warrants have provided irrevocable written confirmation to us that all warrants held by each of them are to be exercised immediately prior to the effective date of an IPO offering (such notice of exercise is to be without force and effect to the extent that the IPO offering does not occur).

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock sold in the Offering. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If after these efforts our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations, including our vehicles. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Withdrawn Public Offering; Capital Stock Reorganization

On August 6, 2019, the company filed a registration statement on Form S-1 with the Commission as part of its plan to conduct an IPO to raise funds for its operations. In order to effect the offering, the company intended to effect a reorganization of its capital stock. On November 7, 2019, due to then-current unfavorable market conditions and the lack of institutional support for IPOs at that time, the company requested that the Commission consent to the withdrawal of the registration statement effective as of that date. As a result, the reorganization that was planned as part of the anticipated public offering that would have created Class C

Common Stock and significantly altered the nature of the existing Class A Common Stock did not take place. Instead, the company reorganized its common stock as described below.

On January 6, 2020, the company filed an amended and restated certificate of incorporation with the State of Delaware. The key changes were: (1) to authorize additional shares of capital stock, some of which would be utilized as part of the Regulation A Offering; (2) to authorize, sell and issue a new series of Preferred Stock, some of which would be used to support the conversion of debt into Preferred Stock; (3) to consolidate the outstanding Class A Common Stock and Class B Common Stock into a single class of Common Stock (Class A) with the same voting rights as the existing Class A Common Stock; and (4) to further amend and restate the rights and preferences of stockholders in connection with a possible future public offering of the company's stock.

Equity Offerings

Regulation A Offerings – 2017 and 2018

On October 20, 2017, the company commenced an offering pursuant to Regulation A under the Securities Act pursuant to which the company offered 5,000,000 shares of its Class B Common Stock at $1.25 per share. This offering terminated on June 15, 2018. On August 30, 2018, the company commenced another offering pursuant to Regulation A under the Securities Act pursuant to which the company offered 2,000,000 shares of Class B Common Stock at $1.75 per share. This offering terminated November 30, 2018. During the year ended December 31, 2018, the company received combined net proceeds from these offerings of $1,988,210. In the first quarter of 2019, the company completed its final closing of the second offering, and received additional net proceeds of $12,685 from these offerings.

Exercise of Options and Warrants

In the third quarter of 2019, the company offered stockholders an opportunity to exercise their options and warrants at a 10% discount to the exercise price. In September 2019, the company sold Class A common stock to stockholders who elected to exercise their options and warrants for net proceeds of $281,749.

Regulation Crowdfunding Offering

On November 14, 2019, the company commenced an offering pursuant to Regulation Crowdfunding under the Securities Act (the "Offering") on a funding portal operated by StartEngine Capital, LLC ("StartEngine"). The Offering closed on February 19, 2020. The company sold 1,213,250 shares of Class A common stock for net proceeds of $996,756, of which $60,105 was held as a deposit pursuant to the company's platform agreement with StartEngine. Subsequent to December 31, 2019, the company received $37,127 in funds that were previously held via a deposit hold pursuant to the company's platform agreement with StartEngine, of which $22,978 remains and is expected to be released in June of 2020.

Regulation A Offering - 2020

On March 31, 2020, the company commenced an offering pursuant to Regulation A under the Securities Act (the "Regulation A Offering"), pursuant to which it is offering to sell up to 12,000,000 shares of its Class A Common Stock, at a price of $1.00 per share. The company intends to utilize the net proceeds from the Regulation A Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital; although there can be no assurances to what extent the Offering will be subscribed. As of the date of this report, the company has received $50,278 in proceeds from the Offering.

Loans Under the CARES Act

In April 2020, the company applied for loan assistance via three programs being administered under the Coronavirus Aid, Relief, and. Economic Security Act (the "CARES Act") by the Small Business Administration in response to the COVID-19 pandemic: the Paycheck Protection Program ("PPP"); the Economic Injury Disaster Loan ("EIDL") and Economic Injury Disaster Loan Emergency Advance ("EIDLEA"). On April 14, 2020, the company received $10,000 from the EIDLEA program. This advance will not need to be repaid. As of the date of this report, the company has not received any funds pursuant to the PPP or the EIDL programs, nor can the company guarantee it will receive such funds. The company has received notice that funds have been allocated to the company under the PPP program. The exact amount of the funds allocated has not yet been disclosed. If received, the funds from the PPP loan will help cover payroll costs during a portion of the COVID-19 pandemic.

Historical Cash Flows for the Years ended December 31, 2019 and 2018

Net Cash Used in Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, and the effect of changes in working capital and other activities.

In the year ended December 31, 2019, net cash used in operating activities was $(3.9) million and consisted of net loss of $(8.0) million and non-cash items of $1.4million. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in inventory of approximately $0.4 million, an increase in accounts payable of $2.2 million and an increase in accrued expenses and vendor deposits of $0.9 million.

In the year ended December 31, 2018, net cash used in operating activities was $(4.4) million and consisted of net loss of $(5.0) million and non-cash items of $2.2 million. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of approximately $1.1 million, vendor deposits of $204,000, prepaid expenses of $171,000.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our internal business growth and social media presence. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was approximately $287,000 in the year ended December 31, 2019. This was primarily attributable to capital expenditures relating to the development of new circuit training app and hardware purchases for employees and general operations.

Net cash used in investing activities was approximately $155,000 in the year ended December 31, 2018. This was primarily attributable to capital expenditures relating to website development and hardware purchases for employees and general operations.

Net Cash Provided by Financing Activities

Financing activities consist primarily of borrowing and repayment of debt, proceeds from the issuance of bonds, common stock and preferred stock.

Net cash provided by financing activities was approximately $3.9 million in the year ended December 31, 2019, which was attributable to proceeds from issuance of notes, bonds, common and preferred stock.

Net cash provided by financing activities was approximately $5.4 million in the year ended December 31, 2018, which was attributable to proceeds from issuance of notes, bonds, common and preferred stock.

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019, except for the lease of our corporate offices at 564 Stevens Ave, Solana Beach, CA 92075. The monthly lease rate is approximately $11,000 and the term is through March 31, 2021.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

Recently Issued Accounting Pronouncements

As an "emerging growth company," the company has elected to claim longer phase-in periods for the adoption of new or revised financial accounting standards. In 2014, the FASB issued Accounting Standards Update ("ASU") 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. Based on the election above, the pronouncement is effective for the company for annual periods beginning after December 15, 2018, and as such, it was not applicable until January 1, 2019. The company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The company's liability for sales return refunds is recognized within other current liabilities, and the company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheets. The effect of the change is an increase in other current assets from the originally reported amount of $265,436 to $352,487 and an increase in accrued expenses from the originally reported amount of $826,586 to $913,637. Under the modified retrospective approach, the comparative prior period information has not been restated for this change.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. Based on the election above, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The company does not expect this pronouncement to have an impact on its financial statements

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. Revenue is comprised of direct to consumer net revenue through the company's website, marketplace sales and sales to wholesale accounts. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized upon shipment of product and when the title has been passed to customers, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. The liability for sales returns is recognized within current liabilities, and as asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

Contingencies. In the ordinary course of business, we are involved in legal proceedings regarding trademark matters, as well as contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
03/2020	Regulation A	Class A Common Stock	N/A (Ongoing)	N/A (Ongoing)	N/A (Ongoing)
11/2019	Regulation Crowdfunding	Class A Common Stock	1,213,250	1,068,601	Working capital (inclusive of compensation to officers), product development, and marketing, as well as offering costs (i.e. platform fees to StartEngine, commissions, etc.)
08/2018	Regulation A	Class B Common Stock	500,434	$875,760	Working capital, product development, and marketing
05/2018	Regulation A	Class A Bonds	931	$931,100	Working capital, product development, and marketing
10/2017	Regulation A	Class B Common Stock	1,676,896	$2,096,120	Working capital, product development, and marketing
04/2018	Rule 506(c) of Regulation D	Promissory Notes	$2,835,000	$2,835,000	Working capital, product development, and marketing

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company's executive officers and directors are listed below as of the date of this report. The executive officers are full-time employees. All directors are elected at each annual meeting to hold office until the next annual stockholders meeting.

Name	Position	Age	Date Appointed to Current Position
Executive Officers			
James Caccavo	Interim Chief Executive Officer	57	Appointed to indefinite term of office April 23, 2020
Matthew Paulson	Co-founder	42	Appointed to indefinite term of office March 26, 2012
Adam Colton	Chief Financial Officer	53	Appointed to indefinite term of office November 15, 2019
Directors			
Ronald Wilson	Director, Co-Founder	51	Appointed March 26, 2012
Matthew Paulson	Director	42	Appointed March 26, 2012
James Caccavo	Director	58	Appointed December 10, 2013
Kevin Park	Director	42	Appointed February 10, 2014
Darren Yager	Director	54	Appointed January 15, 2018
Tracy Tuens	Director	53	Appointed January 15, 2020

James Caccavo, Interim Chief Executive Officer, Director

Jim is the Founder and Managing General Partner at Steelpoint Capital Partners, and has managed transactions in consumer products, retail, apparel, food and beverage, nutraceutical and supplements, software and communications technology. Prior to forming Steelpoint, Jim was the Managing Director of Moore Capital Management's Private Equity Group. Before joining Moore in 1999, he was President and CEO of Tickets.com. From 1988 to 1996, Jim was Co-founder and Senior Executive of Sullivan Communications, helping to build it into a leading graphic arts company. Jim began his career in finance at Merrill Lynch and GTE Corporation. Jim holds a B.S. in Economics and Finance from the University of Scranton.

On April 23, 2020, Jim was appointed Interim Chief Executive Officer, until such time as a suitable candidate is found to serve as the company's Chief Executive Officer.

Matt Paulson, Co-founder, Director

Matt co-founded the company with Ron in 2012 and is responsible for sales and business development. Earlier in his career, he also cofounded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

Adam Colton, Chief Financial Officer

Adam started his career with PricewaterhouseCoopers and has over 15 years of experience serving as a Chief Financial Officer, mostly with the consumer products space. Adam was the Chief Financial Officer of National Cardiac, Inc from April 2017 to September 2019. From March 2016 to December 2016 he was the Chief Operating Officer and Chief Financial Officer of Lamkin Corporation, serving as its Vice President of Finance from May 2010 to February 2016. Adam was also a co-founder of Mad Dog Multimedia, Inc. which grew to over $40 million in sales. He holds a BS in Accounting from Binghamton University School of Management and an MBA from The Wharton School, University of Pennsylvania.

Ron Wilson, Co-founder, Director

Ron co-founded the company and served as its CEO from March 2012 to April 2020. He was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine's 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association "Top 25 Leaders in Sporting Goods". He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School.

Kevin Park, Director

Kevin is the Founder of SimplePitch Ventures, a fund that invests in early stage consumer companies. One of his primary focuses is on e-commerce apparel brands, where he is an early investor and advisor in Eloquii, Buck Mason, and Jaanuu. He has also served as interim CEO, COO, and CFO at his portfolio companies including Perverse Sunglasses, Mobovida, DreamDry, and

Hopkins Golf. Prior to founding SimplePitch, Kevin spent five years in private equity and was the Co-Founder and President of Lourus, an education services company in Korea. He graduated from Yale University where he was a varsity tennis player, and then went on to receive an MBA from Stanford. Kevin was also a Fulbright Scholar and received his CFA designation.

Darren Yager, Director

Darren is COO of Express Locations, LLC, a premium retailer for T-Mobile USA that he co-founded in 2005. Darren oversees 1300+ employees, 4 divisions and 26 regions. Prior to Express Locations, Darren was Executive Director of Sales for Western Wireless, where he successfully led both the west region and subsequently the national indirect sales channel for the company.

Tracy Tuens, Independent Director

Tracy has been the Managing Director at Boston Private Financial Holdings since 2018. Tracy was the Managing Director at Ascent Private Capital Management from 2015 to 2018. From 2010 to 2015, Tracy served as the Senior Director at BNY Mellon Family Office and Charitable Solutions, and previously, was the Senior Vice President of Family Wealth Advisor of Abbot Downing, a Wells Fargo Business. Tracy sits on the board of the BizWorld Foundation, Game Theory Academy, and the San Domenico School. Tracy holds a BA in International Political Economy from University of California, Berkeley, and brings 20 plus years of leadership experience in the financial services industry. Tracy's experience in the financial planning industry qualifies her to serve on our board of directors.

Family Relationships

There are no family relationships between any of our officers or directors.

Election of Board of Directors: The company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and bylaws, as amended, establish a Board of Directors of seven members.

- The holders of the Series A Preferred Stock, voting as a separate series and separate class, are entitled to elect one member of the Board of Directors (the "Series A Preferred Director"), and remove that Series A Preferred Director and fill any vacancy caused by the resignation, death or removal of the Series A Preferred Director. Kevin Park is the Series A Preferred Director.

- The holders of Series AA Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors (the "Series AA Directors"), and remove those Series AA Preferred Directors and fill any vacancy caused by the resignation, death or removal of either of the Series AA Preferred Directors. Darren Yager and Jim Caccavo are the Series AA Preferred Directors.

- The holders of Class A Common Stock, voting as a separate class, are entitled to elect one member of the Board of Directors (the "Common Director"), and remove that Common Director and fill any vacancy caused by the resignation, death or removal of the Common Director. Matt Paulson is the Common Director.

- The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is the Chief Executive Officer of the company (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position can only be made by the unanimous approval of the other Directors, unless otherwise prohibited by law. Ron Wilson is the CEO Director.
- The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect two members of the Board of Directors, who are not an officer or employee of the company (the "Independent Directors"). Removal of those Independent Directors and any vacancy of the Independent Director positions can only made by the majority approval of the other Directors, unless otherwise prohibited by law. Tracy Tuens is one of the Independent Directors. The other seat is currently vacant.

Investor Rights Agreement

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock, including members of the board of directors and executive officers. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company.

Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the "Founders"). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Certificate. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The Restated Certificate and bylaws, as amended, adjusted the composition of the board and the voting procedure for electing directors. These changes make it unlikely that the provisions of the Voting Agreement will come into play. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve the sale of more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder ("Founder Stock"), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

Compensation of Officers and Directors

The summary compensation table below shows certain compensation information for services rendered in all capacities for the year ended December 31, 2019. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, and certain other compensation, if any, whether paid or deferred.

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers. For the fiscal year ended December 31, 2019, the 3 non-executive directors then serving on the board of directors received no compensation.

Name and Principal Position	Salary	Bonus	All Other Compensation	Total
Ron L. Wilson, II President and Chief Executive Officer [1]	$ 238,875	$ –	$ 11,496	$ 250,371
Matthew Paulson Vice-President, Business Development	$ 129,150	$ –	$ 5,182	$ 134,332
Joseph Johnson [2] Chief Financial Officer	$ 83,223	$ –	$ 4,118	87,341
Adam Colton Chief Financial Officer	$ 40,341	$ –	$ 504	$ 40,845

_____

(1) Effective April 23, 2020, Mr. Wilson separated from the company as its Chief Executive Officer. The company's board of directors appointed James Caccavo to serve as Interim Chief Executive Officer until a suitable candidate is found to serve as the company's Chief Executive Officer. Mr. Wilson remains a director of the company.
(2) Joseph Johnson was employed as Chief Financial Officer from July 23, 2018 until his resignation on April 11, 2019. Mr. Wilson became Interim Chief Financial Officer in April 2019, upon Mr. Johnson's resignation until Mr. Colton was officially appointed in November of 2019.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of January 31, 2020, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company's voting securities or having the right to acquire those securities. The table assumes that all options and warrants have vested. The company's voting securities include all shares of Class A Common Stock and all shares of Preferred Stock.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Ron Wilson 930 Via Mil Cumbres, Unit 139 Solana Beach, CA 92075	Class A Common Stock	3,870,050	125,300	27.21%
Matt Paulson 2405 E Mountain Ledge Dr, St George UT 84790	Class A Common Stock	2,950,200	94,500	20.74%
All current officers and directors as a group (7 people) (1)	Class A Common Stock	8,424,425	598,500	59.23%
James Caccavo (2) 2081 Faraday Avenue Carlsbad, CA 92008	Series A Preferred	1,712,200	N/A	100.0%
All current officers and directors as a group (7 people) (1)	Series A Preferred	1,712,200	N/A	100.0%
James Caccavo (2) 2081 Faraday Avenue Carlsbad, CA 92008	Series A-1 Preferred	1,099,000	N/A	18.41%
Kevin Park (3) 14 Jupiter Hills Drive Newport Beach, CA 92660	Series A-1 Preferred	910,000	N/A	15.24%
All current officers and directors as a group (7 people) (1)	Series A-1 Preferred	2,009,000	N/A	33.65%
CircleUp Growth Capital Fund I, LLP 30 Maiden Lane, Floor 6 San Francisco, CA 94108	Series A-2 Preferred	1,466,500	N/A	30.61%
All current officers and directors as a group (7 people) (1)	Series A-2 Preferred	256,200	N/A	5.35%
James Caccavo (2) 2081 Faraday Avenue Carlsbad, CA 92008	Series AA Preferred	4,220,824	N/A	30.94%
Black Oak 1111 Main Street Ste. 2025 Salt Lake City, UT 84111	Series AA Preferred	1,736,074	N/A	12.73%
All current officers and directors as a group (7 people) (1)	Series AA Preferred	5,587,766	N/A	40.96%

(1) Our current board of directors consists of Ron L. Wilson, II, Matthew Paulson, James Caccavo, Kevin Park, Darren Yager, and Tracy Tuens.

(2) These shares are owned by Steelpoint Co-Investment Fund, LLC; James Caccavo exercises voting control over all shares.

(3) These shares are owned by Bypass Trust Share of the Chung Family Trust, dated September 11, 2002, Seung J. Chung, Trustee. Mr. Park disclaims beneficial ownership of these shares except to the extent of his pecuniary interest arising therein.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company's executive officers and directors, together with other stockholders, are parties to an Investor Rights Agreement, a Voting Agreement and a Right of First Refusal and Co-Sale Agreement the terms of which are set forth in Item 3 of this report. The company has outstanding indebtedness extended to it by certain executive officers and directors. See Item 2 of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness."

Other than the transactions listed above and payment of compensation under employment contracts, no officer, director or holder of a 20% or greater interest in the equity of the Company (or family member thereof) has entered into any proposed or current transaction with the Company that exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current 2020 Offering under section 4(a)(6) of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of HYLETE's Restated Certificate and bylaws, as amended. For a complete description of HYLETE's capital stock, you should refer to the Restated Certificate and bylaws, as amended, of the company and to the applicable provisions of Delaware law, including the Delaware General Corporation Law ("DGCL").

The authorized capital stock of the company consists of two classes designated, respectively, Common Stock and Preferred Stock. The Common Stock consists of one series, Class A Common Stock. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Withdrawn Public Offering; Capital Stock Reorganization," on January 6, 2020, the company converted all shares of Class B Common Stock that were outstanding into shares of Class A Common Stock. The Preferred Stock consists of four series, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series AA Preferred Stock.

As of January 31, 2020, the authorized and outstanding shares, options, and warrants included:

Class	Authorized	Issued and Outstanding
Class A Common Stock	36,000,000	14,222,230
Series AA Preferred Stock	35,000,000	13,642,088
Series A-2 Preferred Stock	10,000,000	4,791,500
Series A-1 Preferred Stock	5,970,300	5,970,300
Series A Preferred Stock	1,712,200	1,712,200
Total	**88,682,500**	**40,338,318**

At January 31, 2020, the total number of shares subject to awards under the 2015 Equity Incentive Plan is 1,746,500.

	Issued and Outstanding
Preferred Stock Warrants	2,089,747
Class A Common Options and Warrants	2,374,800
Convertible Securities	**4,464,547**

Common Stock

Voting Rights

Each holder of the company's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds and only following payment to holders of the company's Preferred Stock, as detailed in the company's Restated Certificate. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the company and the satisfaction of any liquidation preference granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences

Holders of the Class A Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Class A Common Stock. The rights, preferences and privileges of the holders of the Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of the company's Preferred Stock. Certain holders of the Class A Common Stock of the company are parties to the Voting Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement, each as defined and described below.

Preferred Stock

Each series of Preferred Stock contains substantially similar rights, preferences, and privileges, except as described below.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Class A Common Stock into which such share of Preferred Stock could be converted. Fractional votes are not permitted and if the conversion results in a fractional share, it will be disregarded. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Class A Common Stock. Certain holders of Preferred Stock and founders of the company are parties to a voting agreement, described below under "—Voting Agreement."

Dividend Rights

Holders of Preferred Stock, other than the Series AA Preferred Stock, in preference to the holders of Common Stock, are entitled to receive, when and as declared by the Board of Directors, but only out of legally available funds, cash dividends at the rate of 12% of the Original Issue Price (as defined below), for each share of Preferred Stock, per year on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). Except in connection with a Liquidating Event (as defined below), the right to receive dividends is cumulative. In the event dividends are paid on any share of Common Stock, the company will pay an additional dividend on all outstanding shares of Preferred Stock in an amount equal per share (on an as-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Conversion Rights

Shares of Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the company's Class A Common Stock at the then-applicable conversion rate. At the date of this report, the conversion rate for each series of Preferred Stock is one share of Class A Common Stock per share of Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock.

Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock, based on the then-effective Preferred Stock Conversion Price, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Preferred Stock, voting together on an as-converted basis, or (B) majority vote by the Board of Directors upon an Initial Public Offering, or any other type of direct prospectus or registered offering transaction, which results in the Corporation becoming "public" and any class of its securities are quoted or traded in any public market or exchange. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the company, whether voluntary or involuntary, or certain other events such as the sale or merger of the company, as further set forth in the Restated Certificate (each, a "Liquidating Event"), all holders of Series AA Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock and to holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock. Holders of Series AA Preferred

Stock will receive liquidation preference equal to an amount for each share equal to two (2) times the original price per share at issuance, adjusted for any stock dividends, combinations, splits, recapitalizations and the like. Holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock will receive liquidation preference equal to an amount for each share equal to the original price per share at issuance, adjusted for any stock dividends, combinations, splits, recapitalizations and the like in each case plus any unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. At the date of this report, the liquidation preferences for the shares of Preferred Stock are as follows:

- $0.5143 per share for each share of Series A-2 Preferred Stock,

- $0.3078 per share for each share of Series A-1 Preferred Stock,

- $0.1917 per share for each share of Series A Preferred Stock, and

- $0.60 per share for each share of Series AA Preferred Stock (each, the "Original Issue Price" except for the Series AA Preferred Stock which represents two times the "Original Issue Price").

If upon such Liquidating Event, the Liquidation Preference for the Series AA Preferred Stock has been fully satisfied and if, upon such Liquidating Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Preferred Stock, the remaining assets of the company legally available for distribution (or the consideration received in a transaction), if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Redemption Rights

The holders of at least 75% of the then-outstanding shares of Preferred Stock, voting together on an as-converted basis, may require the company, to the extent it may lawfully do so, to redeem the Preferred Stock at any time on or after January 6, 2026 The company must effect such redemption by paying in cash in exchange for the shares of Preferred Stock to be redeemed a sum equal to the Original Issue Price per share of the Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date of the Restated Certificate) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors.

Preemptive Rights; Registration Rights

The company has entered into an Investor Rights Agreement dated as of July 16, 2015 with certain investors in its Preferred Stock. Under the Investor Rights Agreement, the company grants the investors registration rights and grants "Major Investors", defined as holders of 5% of the shares of Common Stock of the company on an as-converted basis, the right to invest up to their pro rata share on a fully diluted basis in equity financings of the company. The Regulation A Offering will trigger these preemptive rights; the company will seek a waiver of those rights from all investors who qualify as Major Investors.

Voting Agreement

The company has entered into a Voting Agreement, dated as of July 16, 2015 with certain investors in its Preferred Stock and the founders of the company (defined in the agreement as Ron Wilson, Matt Paulson and Garrett Potter, the "Founders"). The investors and the founders agreed to vote their shares to achieve the structure of the Board of Directors as set forth in the agreement and subsequently set forth in the Restated Certificate. In the event that a party to the agreement fails to vote its shares to achieve that structure, the agreement grants a proxy to the chairman of the Board of Directors, or, in the absence of a chairman, the CEO to vote those shares as prescribed in the agreement. The Restated Certificate and bylaws, as amended, adjusted the composition of the board and the voting procedure for electing directors. These changes make it unlikely that the provisions of the Voting Agreement will come into play. The agreement also grants the investors a drag-along right to sell their shares in the event that holders of at least 75% of the Common Stock on an as-converted basis approve the sale of more than 50% of the outstanding voting power of the company, subject to certain terms and conditions of the Voting Agreement.

Right of First Refusal and Co-Sale Agreement

The company has entered into a Right of First Refusal and Co-Sale Agreement, dated as of July 16, 2015 and amended as of June 14, 2017, with certain investors in its Preferred Stock and the Founders. In the event that a Founder proposes in certain circumstances to transfer any shares of Common Stock owned by the Founder ("Founder Stock"), the company has a right of first refusal to purchase all or a portion of the Founder Stock on the same terms as those for the proposed transfer. In the event the company does not elect to purchase any or all of the shares of Founder Stock, each Major Investor has the right to purchase its pro rata share of the Founder Stock. In the event that the company and/or the Major Investors fail to exercise their rights of first refusal, the agreement grants the Major Investors a co-sale right to participate in the transfer of Founder Stock on the same terms and conditions available to the founders.

Forum Selection Provisions.

Article 7 of the Restated Certificate and Section 8.14 of our bylaws, as amended, dictate that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including a derivative action or proceeding brought on behalf of our company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the stockholders of our company; any claim arising under the DGCL; and any action asserting a claim governed by the internal affairs doctrine. We do not intend this exclusive forum provision to apply to claims under the federal securities laws. While management believes limiting the forum is a benefit, stockholders could be inconvenienced by not being able to bring an action in another forum they find favorable. Note that there is uncertainty as to whether a court would enforce this provision as it relates to claims under the federal securities laws and that stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

As a Delaware corporation, we are permitted to mandate in our corporate governance documents a chosen forum for the resolution of state law-based stockholder class actions, derivative suits and other intra-corporate disputes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Ongoing Reporting

The Company has been subject to the ongoing reporting requirements of Regulation Crowdfunding and has not previously failed to comply with the requirements of Rule 202.

UPDATES

Updates on the status of the Offering may be found at: www. https://www.startengine.com/hylete-2019.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HYLETE, Inc.

By /s/ James Caccavo
James Caccavo, Interim Chief Executive Officer
HYLETE, Inc.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Caccavo
James Caccavo, Interim Chief Executive Officer, Director
Date: May 4, 2020

/s/ Adam Colton
Adam Colton, Principal Financial Officer, Principal Accounting Officer
Date: May 4, 2020

/s/ Matthew Paulson
Matthew Paulson, Director
Date: May 4, 2020

_____
Ronald Wilson, Director
Date:

/s/ Kevin Park
Kevin Park, Director
Date: May 4, 2020

/s/ Darren Yager
Darren Yager, Director
Date: May 4, 2020

/s/ Tracy Tuens
Tracy Tuens, Director
Date: May 4, 2020

EXHIBIT A TO FORM C

AUDITED FINANCIAL STATEMENTS OF HYLETE, INC. FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018.

HYLETE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

HYLETE, INC.
Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of HYLETE, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of HYLETE, Inc. (the "Company") as of December 31, 2019 and 2018, the related statements of operations, stockholders' deficit, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*
We have served as the Company's auditor since 2017.
San Diego, California
April 29, 2020

HYLETE, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

		2019		2018
ASSETS				
Current Assets:				
Cash and cash equivalents	$	1,194,314	$	1,470,436
Accounts receivable		188,107		123,194
Inventory		3,773,857		3,403,956
Vendor deposits		23,097		214,102
Other current assets		228,318		265,436
Total current assets		5,407,693		5,477,124
Non-Current Assets:				
Property and equipment, net		136,254		253,609
Intangible assets, net		231,980		539,697
Goodwill		426,059		426,059
Other non-current assets		232,731		28,219
Total non-current assets		1,027,024		1,247,584
TOTAL ASSETS	$	6,434,717	$	6,724,708
LIABILITIES & STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts payable	$	3,130,688	$	899,158
Accrued expenses		1,266,723		826,589
Bridge note, net of issuance costs		–		436,533
Bridge note- related party, net of issuance costs		–		400,884
Loan payable, net of issuance costs		114,390		3,912,508
Convertible loan payable		200,000		–
Capital lease obligations		–		9,436
Common stock warrant liability		–		675,294
Total current liabilities		4,711,801		7,160,402
Non-Current Liabilities:				
Accrued Interest Payable on LTD		233,376		–
Bridge note, net of issuance costs		617,500		–
Convertible bridge note		1,617,500		–
Bridge note, related party, net of issuance costs		800,000		–
Loan payable, net of current portion and issuance costs		5,050,000		240,625
Loan payable- related party, net of current portion and issuance costs		800,000		482,708
Bond, net of issuance costs		252,812		766,671
Convertible bonds		684,000		–
Preferred stock warrant liability		2,060,841		2,698,774
Total non-current liabilities		12,116,029		4,188,778
Total liabilities		16,827,830		11,349,180
Commitments and contingencies (See Note 19)				
Redeemable preferred stock:				
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at December 31, 2019 and 2018 (liquidation preference of $564,745)		564,510		518,517
Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at December 31, 2019 and 2018 (liquidation preference of $3,144,502)		3,143,207		2,899,655
Series A-2 preferred stock, $0.001 par value, 10,000,000 total shares authorized, 4,791,500 issued and outstanding at December 31, 2019 and 2018 (liquidation preference of $3,847,129)		3,843,623		3,500,516
Total redeemable preferred stock		7,551,340		6,918,688
Stockholders' Deficit:				
Class A common stock, par value $0.001, 30,000,000 shares authorized, 10,214,160 issued and outstanding at December 31, 2019 and 7,859,600 at December 31, 2018		10,214		7,860
Class B common stock, par value $0.001, 6,000,000 shares authorized, 3,966,805 issued and outstanding at December 31, 2019 and 3,958,532 at December 31, 2018		3,967		3,959
Subscription receivable		(20,896)		–
Common stock to be issued		21,400		–
Additional paid-in capital		5,785,877		4,151,537
Accumulated deficit		(23,745,015)		(15,706,516)
Total stockholders' deficit		(17,944,453)		(11,543,160)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$	6,434,717	$	6,724,708

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Net Sales	$ 12,565,206	$ 11,689,200
Cost of Sales	6,397,616	5,461,090
Gross Profit	6,167,590	6,228,110
Operating Expenses:		
Selling and marketing	3,797,784	2,866,133
General and administrative	5,071,674	3,806,176
Shipping and distribution	2,466,939	2,182,554
Total Operating Expenses	11,336,397	8,854,863
Loss from Operations	(5,168,807)	(2,626,753)
Interest expense	3,762,870	1,365,426
Change in fair market value of Series A-2 warrant liability	(1,200,419)	1,059,175
Change in fair market value of Common stock warrant liability	(593,347)	–
Withdrawal of Initial Public Offering	900,588	–
Net Loss	$ (8,038,499)	$ (5,051,354)
Accrual of Preferred Stock Dividend and Discount Amortized	(632,652)	(600,838)
Net Loss Attributable to Common Stockholders	$ (8,671,151)	$ (5,652,192)
Basic and diluted loss per common share	$ (0.71)	$ (0.56)
Weighted average shares - basic and diluted	12,250,271	10,151,347

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Class A Common Stock		Class B Common Stock		Subscription Receivable	Common Stock To Be Issued	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2017	7,824,600	$ 7,825	1,297,042	$ 1,297	$ –	$ –	$ 1,178,680	$ (10,218,572)	$ (9,030,770)
Net Loss	–	–	–	–	–	–	–	(5,051,354)	(5,051,354)
Net proceeds from sale of common stock	–	–	1,871,615	1,872	–	–	1,986,338	–	1,988,210
Common stock issued for GRACEDBYGRIT	–	–	789,875	790	–	–	986,554	–	987,344
Dividend accretion on preferred stock	–	–	–	–	–	–	(164,247)	(389,248)	(553,495)
Amortization of issuance costs on preferred stock	–	–	–	–	–	–	–	(47,343)	(47,343)
Exercise of stock options and warrants	35,000	35	–	–	–	–	(35)	–	–
Stock-based compensation	–	–	–	–	–	–	164,247	–	164,247
Balance as of December 31, 2018	7,859,600	7,860	3,958,532	3,959	–	–	4,151,537	(15,706,516)	(11,543,160)
Net Loss	–	–	–	–	–	–	–	(8,038,499)	(8,038,499)
Net proceeds from sale of common stock	1,171,860	1,171	8,273	8	(20,896)	21,400	946,431	–	948,114
Dividend accretion on preferred stock	–	–	–	–	–	–	(566,232)	–	(566,232)
Amortization of issuance costs on preferred stock	–	–	–	–	–	–	(66,420)	–	(66,420)
Reclassification to additional paid-in capital	–	–	–	–	–	–	870,235	–	870,235
Exercise of stock options and warrants	1,182,700	1,183	–	–	–	–	280,566	–	281,749
Stock-based compensation	–	–	–	–	–	–	169,760	–	169,760
Balance as of December 31, 2019	10,214,160	$ 10,214	3,966,805	$ 3,967	$ (20,896)	$ 21,400	$ 5,785,877	$ (23,745,015)	$ (17,944,453)

See accompanying notes to financial statements.

HYLETE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(8,038,499)	$	(5,051,354)
Adjustments:				
Depreciation and amortization		507,298		333,938
Stock-based compensation		169,760		164,247
Amortization of debt discounts		2,554,520		629,376
Change in fair market value of Series A-2 warrant liability		(1,200,419)		1,059,175
Change in fair market value of common stock warrant liability		(593,347)		–
Changes in:				
Accounts receivable		(64,913)		(47,875)
Inventory		(369,901)		(1,110,935)
Vendor deposits		191,005		(204,007)
Prepaid expenses		37,118		(171,118)
Accounts payable		2,231,530		(17,521)
Accrued expenses		673,510		3,405
Net Cash used in Operating Activities		(3,902,338)		(4,412,669)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(61,009)		(85,628)
Purchases of intangible assets		(21,216)		(40,965)
Other non-current assets		(204,512)		(28,219)
Net Cash used in Investing Activities		(286,737)		(154,812)
CASH FLOWS FROM FINANCING ACTIVITIES				
Borrowings on loans payable		2,568,627		2,578,200
Borrowings on bonds payable		123,900		754,255
Payments on capital leases		(9,436)		(21,510)
Net proceeds from sale of common stock		1,229,358		1,988,210
Subscription receivable		(20,896)		–
Common stock to be issued		21,400		–
Net proceeds from sale of preferred stock		–		122,500
Net Cash provided by Financing Activities		3,912,953		5,421,655
NET CHANGE IN CASH AND CASH EQUIVALENTS		(276,122)		854,174
CASH AND CASH EQUIVALENTS, beginning of year		1,470,436		616,262
CASH AND CASH EQUIVALENTS, end of year	$	1,194,314	$	1,470,436
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid for interest	$	982,491	$	725,038
Cash paid for income taxes	$	1,000	$	800
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES				
Issuance of Series A-2 preferred stock warrant liability	$	562,486	$	262,709
Accretion of preferred stock dividends	$	566,232	$	553,495
Accretion of preferred stock discount	$	66,420	$	47,343
Discounts related to issuance of common stock warrant liability	$	1,463,582	$	675,294
Reclassification to additional paid-in capital	$	870,235	$	–
Exchange of loan payable for convertible bridge note	$	375,000	$	–
Common stock issued for GRACEDBYGRIT assets	$	–	$	987,344

See accompanying notes to financial statements.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as "HYLETE" or the "Company"). The Company reincorporated in Delaware in January 2019. The Company's principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

GRACEDBYGRIT Asset Acquisition

On June 1, 2018, the Company purchased 100% of the net assets of GRACEDBYGRIT, Inc. ("GBG") for 789,875 shares of the Company's Class B Common Stock valued at $987,344. The shares of Class B Common Stock were valued at the price to which the Company's share were being sold to third parties at the time of the transactions. In addition, GBG's majority shareholder is also a member of the Company's board of directors. GBG was acquired to expand HYLETE's women's apparel line in accordance with the Company's growth strategy.

The Company accounted for the transaction as a business acquisition. The acquired assets were recorded at estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of identifiable net assets resulted in the recognition of goodwill in the amount $426,059 and is attributable to future growth opportunities due to the addition of women's styles as well as the addition of employees to which have experience within the area and other factors. The goodwill is expected to deductible for income tax purposes.

The following table summarizes the fair value of the net assets acquired as of the acquisition date of June 1, 2018.

Inventory	$	67,885
Product designs		493,400
Goodwill		426,059
	$	987,344

Liability assumed under the asset acquisition agreement were immaterial.

The summarized unaudited pro forma results are not necessarily indicative of results which would have occurred if the acquisition had been in effect for the period presented. Further, the summarized unaudited pro forma results are not intended to be a projection of future results.

		2018
Pro forma revenues	$	11,788,429
Pro forma net loss		(5,500,819)
Pro forma net loss per common share, basic and diluted	$	(0.52)

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations, has a working capital surplus of approximately $0.7 and deficit of $1.7 million and has an accumulated deficit of approximately $23.7 and $15.7 million as of December 31, 2019 and December 31, 2018, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

To fund operations, the Company has filed an offering statement pursuant to Regulation A under which additional shares of Class A common stock will be offered for purchase. (See Note 20, Subsequent Events) Based on our business and development plans, the Company is dependent upon raising a minimum of $3 million to fund operations for a period in excess of one year from the date of this report. As of April 29, 2020, we have capital to fund operations through August 2020. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the Regulation A offering and the anticipated receipt of the funds that have been allocated to the Company under the

SBA's Paycheck Protection Program. Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These audited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's common and preferred stock warrant liabilities are carried at fair value. The fair value of the Company's common and preferred stock warrant liabilities has been measured under the Level 3 hierarchy (See Note 10). Changes in common and preferred stock warrant liabilities during the years ended December 31, 2019 and 2018 are as follows:

	Fair Value of Significant Unobservable Inputs Fair Value	
	Preferred Warrants	Common Warrants
Outstanding as of December 31, 2017	$ 1,387,319	$ –
Warrants granted	252,280	675,294
Change in fair value	1,059,175	–
Outstanding as of December 31, 2018	$ 2,698,774	$ 675,294
Warrants granted	562,486	788,288
Change in fair value	(1,200,419)	(593,347)
Reclassification to additional paid-in capital	–	(870,235)
Outstanding as of December 31, 2019	$ 2,060,841	$ –

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. The Company did not have a reserve recorded as of December 31, 2019 and 2018. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2019 and 2018, the Company wrote off approximately $6,566 and $4,342 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company's vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and are being amortized using the straight-line method. During the year ended December 31, 2019 and 2018, we amortized $328,933 and $109,644, respectively. As of December 31, 2019, $54,822 was remaining for which is expected to be amortized during the year ending December 31, 2020.

Impairment of goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit's carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the years ended December 31, 2019 and 2018, no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the years ended December 31, 2019 and 2018 an impairment was not needed.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (Note 11).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

Warrants to purchase preferred stock – The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 10 for additional information.

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company's customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company's liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $208,476 and $95,030 recorded within accrued expenses as of December 31, 2019 and 2018, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of December 31, 2019 and 2018, deferred revenue of approximately $193,000 and $269,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $190,000 and $196,000 related to credits provided to equity investors in connection with their investments as of December 31, 2019 and 2018, respectively.

During 2018 and 2017, the Company offered investors a store credit at HYLETE.com in the amount of 10% of their equity investment(s) for that year. When investors utilize their store credit the deferred revenue is recognized, and the liability associated with the store credit is removed from the balance sheet.

For the loyalty program, the Company increases or decreases the loyalty points liability based on point balance at the end of each month. The liability is recognized in accrued expenses on the balance sheet. The liability calculation is equal to the total points accrued multiplied by the cash value multiplied by the percentage of predicted use multiplied by the estimated cost of goods sold.

Cost of sales – Cost of sales consists primarily of inventory, freight in, customs duties/tariffs and taxes.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $455,000 and $699,000 for the years ended December 31, 2019 and 2018, respectively. Total shipping and handling costs included in operating expenses was approximately $1,553,000 and $1,418,000 for the years ended December 31, 2019 and 2018, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to approximately $1,720,000 and $1,139,000, respectively, which is included in selling and marketing expense.

Stock-based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company's legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2019 and 2018, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Basic loss per common share – Basic loss per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of December 31, 2019 and 2018, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the years ended December 31, 2019 and 2018, includes accrued preferred stock dividends of $566,232 and $553,495 and preferred stock discount accretion of $66,420 and $47,343, respectively, as an increase to net loss attributable to common shareholders.

Recently issued accounting pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606") which supersedes the revenue recognition requirements in ASC 605 Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the Company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The Company's liability for sales return refunds is recognized within other current liabilities, and the Company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheets. The effect of the change is an increase in other current assets from the originally reported amount of $265,436 to $352,487 and an increase in accrued expenses from the originally reported amount of $826,586 to $913,637. Under the modified retrospective approach, the comparative prior period information has not been restated for this change.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of December 31,

	2019	2018
Auto	$ 99,242	$ 109,358
Computer Hardware and Software	82,069	73,589
Office Furniture, Fixtures and Equipment	73,177	59,542
Leasehold Improvements	75,419	73,365
Website Development	252,529	252,529
Application Development	232,759	232,759
Production Molds	90,300	61,800
	905,495	862,942
Accumulated Depreciation	(769,241)	(609,333)
	$ 136,254	$ 253,609

Depreciation and amortization expense related to property and equipment amounted to approximately $178,000 and $224,000 for the years ended December 31, 2019 and 2018, respectively.

Note 5 – Bridge Note Payable, Related Party

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the "Bridge Note") agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and a member of the Company's board of directors. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month, paid on a monthly basis. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019 and all other terms remained unchanged. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the Bridge Note as a long-term liability. (See Note 20 for additional information on debt conversions)

Note 6 – Loans Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance on June 29, 2019. The lender had offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. In March 2019, the lender distributed $1,100,000 of the expected $1,725,000. On August 1, 2019, the Company issued $500,000 of additional promissory notes to its senior secured lender as part of a reduction of its senior note from $5,375,000 to $5,000,000 and an additional funding of $125,000 under the terms of the IPO Bridge Notes. (See Note 9) The proceeds were used for operations. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of December 31, 2019 and 2018 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company's liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of December 31, 2019 and 2018, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all the Company's assets and shareholder shares in which have been pledged as additional collateral.

On December 31, 2019, the Company amended the senior credit agreement to extend the maturity date to January 31, 2020, a replacement from its original maturity date of December 31, 2019. (See Note 20 for an additional amendment on maturity date)

In conjunction with the senior credit agreement, the Company issued 360,170 and 256,298 Series A-2 Preferred Stock warrants to the lender during the years ended December 31, 2019 and 2018. As of December 31, 2019 and 2018, the Company had outstanding borrowings of $5,000,000 and $4,275,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount to the senior credit agreement. During the years ended December 31, 2019 and 2018, the Company recorded debt discounts of approximately $63,000 and $30,000, respectively, related to costs for obtaining the senior credit agreement, and approximately $562,000 and $244,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the years ended December 31, 2019 and 2018, discounts of approximately $988,000 and $610,000, respectively, had been amortized to interest expense in conjunction with these debt discounts. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement. As of December 31, 2019, the debt discount was fully amortized to interest expense.

In October 2019, The Company entered into a PayPal Working Capital business loan offered by WebBank for $200,000. The Company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There are no other fees or interest associated with this loan. Repayments of 10% of the Company's sales proceed transacted via PayPal will be deducted daily from the Company's PayPal merchant account. A minimum payment of $20,592 is required every 90 days. As December 31, 2019, the Company has made payments of $91,533.

Note 7 – Promissory Notes Payable

On April 6, 2018, the Company received $100,000 under a promissory note (the "Promissory Note") agreement, with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder is the Company's former Chief Executive Officer. Interest shall accrue on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the Company amortized $3,125 and $1,875, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the Promissory Note as a long-term liability. (See Note 20 for additional information on debt conversions)

On May 31, 2018, the Company received $400,000 under a promissory note (the "May 2018 Promissory Note") agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is a member of the Company's board of directors.

Interest shall accrue on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the Company amortized $14,167 and $5,833, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On August 20, 2019, the Company received $300,000 under a promissory note (the "August 2019 Promissory Note") from the same related party, Steelpoint Co-Investment (James Caccavo). The maturity date of the August 2019 Promissory Note is the earlier of our initial public offering ("IPO") or December 31, 2019. Interest accrues on the loan amount at an annual rate of 20% per annum calculated on a 365-day basis. The repayment date is within 30 days of the maturity date, the entire principal sum, less any payments made hereunder, will become due and payable, unless otherwise mutually agreed upon by both the Company and Steelpoint. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the May 2018 and August 2019 Promissory Notes and accrued interest as a long-term liability. (See Note 20 for additional information on debt conversions)

On June 26, 2018 the Company received $50,000 under a promissory note (the "June 2018 Promissory Note") agreement, with a maturity date of June 25, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The Company paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the Company amortized $1,875 and $625, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the June 2018 Promissory Note as a long-term liability. (See Note 20 for additional information on debt conversions)

On June 27, 2018 the Company received $200,000 under a promissory note (the "Second June 2018 Promissory Note") agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest shall accrue on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The Company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount is amortized using the straight-line method over the term of the Second June 2018 Promissory Note, due to the short-term nature of the note. During the years ended December 31, 2019 and 2018, the Company amortized $7,500 and $2,500, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. In 2019, the Company offered its debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. This debt holder elected to convert existing debt (principal only) and debt has been reclassed to Convertible loan payable on the balance sheet. This is an extinguishment of existing debt and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. As of December 31, 2019 and 2018, total Class A Bonds issued was $946,000 and $821,000, respectively which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid on a monthly basis. In connection with the Class A Bond offering, the Company paid fees of $1,100 and $66,745, respectively for the years ended December 31, 2019 and 2018, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. During the years ended December 31, 2019 and 2018, the Company amortized $46,241 and $12,416, respectively to interest expense. As of December 31, 2019 and 2018, a discount of $9,188 and $54,329, respectively remained which will be expensed through 2021. The Class A Bond offering was closed on December 31, 2018 and in the first quarter of 2019, the Company received the remaining proceeds of $125,000.

In June 2019, the Company offered its Class A Bond debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. As of December 31, 2019, Class A Bond debt holders electing to convert represented $684,000 of debt and has been reclassed to Convertible bonds on the balance sheet. This is an extinguishment of existing bonds and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

Note 9 – IPO Bridge Notes

During the years ended December 31, 2019 and 2018, the Company issued $1,520,000 and $1,315,000, respectively of promissory notes (the "IPO Bridge Notes"), for a total aggregate of $2,835,000. Of those notes, $600,000 were issued to related parties, which included $500,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Board Member Darren Yager. The proceeds will be used for operations and costs related to the Company's proposed registration statement. The IPO Bridge Notes have a maturity date of the earlier of: (i) the closing of the Company's initial public offering ("IPO") or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019.

Interest shall accrue on the loan amount at annual rate of 10.0% per annum. As of December 31, 2019 and 2018, the Company paid fees of $27,400 and $19,300, respectively, which were recorded as a discount to the IPO Bridge Notes.

In connection with the IPO Bridge Notes, the Company has the obligation to issue Class B common Stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Bridge Notes. As of December 31, 2019 and 2018, the Company had the obligation to issue 882,238 and 389,063 warrants, respectively, based upon the amount of IPO Bridge Notes proceeds received at that date. The warrants will have an exercise price of $0.001 per share and expire the earlier of ten years after issuance or immediately prior to the effective date of the IPO offering. Since the Company is required to issue a variable amount of common stock for which there isn't a floor or ceiling to the amount of common stock warrants, the Company recorded the obligation to issue warrants as a liability. The warrants are measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants. The Company determined that the fair market value of the Class B Common Stock warrants granted during December 31, 2019 and 2018, was approximately $788,287 and $675,294, respectively, which has been recorded as a liability and as an additional discount to the IPO Bridge Notes. (See Note 13) The discount is amortized using the straight-line method over the term of the IPO Bridge Notes, due to the short-term nature of the IPO Bridge Notes for which $1,493,272 and $17,011 was amortized to interest expense during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2018, a discount of $677,583 remained, which was amortized in 2019. At December 31, 2019, the warrant amount was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. On January 6, 2020, the note holders elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the IPO Bridge Notes and accrued interest as a long-term liability. All warrants associated with converted IPO Bridge Notes have been cancelled subsequent to year end. (See Note 20 for additional information on debt conversions and cancellation of warrants)

In the third quarter of 2019, the Company offered its IPO Bridge Note holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. As of December 31, 2019, IPO Bridge Note debt holders electing to convert represented $1,617,500 of debt and has been reclassed to Convertible bridge note on the balance sheet. This is an extinguishment of existing debt and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

Prior to December 31, 2019, the warrants do not meet the condition "contract contains an explicit share limit" and thus require liability accounting. Accordingly, the estimated fair value of the warrants require bifurcation and accounted for as liabilities from issuance, with changes in estimated fair value recorded in the statement of operations at each reporting period and immediately prior to conversion.

As of December 31, 2019, the following is a schedule of principal amount maturities for all bridge loans, convertible bridge loans, loans, convertible loans, promissory notes, bonds, convertible bonds and IPO Bridge Notes payable:

Year Ending December 31,	Third Party	Related Party
2020	$ 2,599,390	$ 1,600,000
2021	5,946,000	–
	$ 8,545,390	$ 1,600,000

Note 10 – Preferred Stock Warrant Liability

During the years ended December 31, 2019 and 2018, the Company issued 360,170 and 256,298, respectively, Series A-2 Preferred Stock warrants in conjunction with debt agreements. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.01 per share and expire ten years after issuance.

In October and November of 2018, the Company issued 7,000 Series A-2 Preferred Stock warrants to individuals in conjunction with the purchase agreements of Series A-2 Preferred Stock (see Note 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2019 and 2018, was approximately $2,061,000 and $2,699,000, respectively, which has been recorded as a liability. See Note 13 for additional information related to the valuation.

Note 11 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company's conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

During the year ended December 31, 2018, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 70,000 Series A-2 Preferred Stock at a purchase price of $1.75 per share for total gross proceeds of $122,500.

On March 29, 2019, the Company amended its certificate of incorporation to increase the number of authorized shares of Series A-2 Preferred Stock from 6,383,620 to 10,000,000. (See Note 20 for subsequent authorization and issuance of Series AA Preferred Stock)

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to additional paid-in capital. For the years ended December 31, 2019 and 2018, the Company recorded accretion of $566,232 and $553,495, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights: The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights: The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 6, 2025, based on the issuance of Series AA Preferred Stock shares on January 6, 2020. (See Note 20) The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share and Series A-2 initially equal to $0.5143 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1 and Series A-2 being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights: If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a "Drag Along Sale" by the other Stockholders (the "Dragged Stockholders") pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Summary of Preferred Stock Transactions

During the years ended December 31, 2019 and 2018, the Company amortized discounts on preferred stock to additional paid-in capital of $66,420 and $47,343, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2019, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,		
2020	$	5,035
	$	5,035

As of December 31, 2019, the future amount to be potentially redeemed on January 6, 2025 is as follows:

Series-A	$	564,745
Series A-1		3,144,502
Series A-2		3,847,129
	$	7,556,376

Note 12 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6,000,000 shares of a new class of non-voting common stock called Class B Common.

During the year ended December 31, 2018, the Company sold 1,871,615 shares of Class B common stock for net proceeds of $1,988,210 in an offering conducted pursuant to Regulation A of the Securities Act.

On December 12, 2018, the Company filed a Certificate of Incorporation in the state of Delaware effective January 1, 2019. Subsequent to December 31, 2018, the Delaware corporation became the parent Company of the Company. The par value of each class of stock is $0.001 per share. The total number of shares which the corporation is authorized to issue is 50,066,120 shares. The number of shares of common stock authorized to be issued is 36,000,000 shares. The Company reflected the addition of the $0.001 par value to the Class A and B common stock for all periods presented.

In the first quarter of 2019, the Company sold 8,273 shares of Class B common stock for net proceeds of $12,685 in an offering conducted pursuant to Regulation A of the Securities Act.

In the third quarter of 2019, the Company offered shareholders a chance to exercise their options and warrants at a 10% discount to the exercise price. On September 2019, the Company sold Class A common stock to shareholders who elected to exercise their options and warrants for net proceeds of $281,749. This constituted a modification of the original valuation thus the Company recorded an additional $60,963 to reflect the change in fair market value of modification.

On November 14, 2019, the Company commenced an offering pursuant to Regulation Crowdfunding ("Regulation CF") under the Securities Act on a funding portal operated by StartEngine Capital, LLC ("StartEngine"). In the fourth quarter of 2019, the Company sold 1,171,860 shares of Class A common stock for net proceeds of $956,324. A deposit hold of $58,023 was held at December 31, 2019. Of that hold $20,896 was reclassed as a subscription receivable within stockholders' deficit on the balance sheet. The remaining deposit hold of $37,127 was reclassed to other current assets as of December 31, 2019 as it was released in February 2020. As part of compensation for services provided by StartEngine, the Company was obligated to issue shares of Common Stock A for 2% of the amount raised in equity or securities at the same rate as the offering. As of December 31, 2019, the shares had not been issued and as such the Company recorded $21,400 to common stock to be issued on the balance sheet. The Company paid fees to StartEngine of $5,000 primarily for SEC filing costs and compliance review. The Company also paid platform service fees and commissions associated with the 2019 Reg CF round for a total of $51,907.

Note 13 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (See Note 6). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 6) and Series A-2 preferred stock purchase agreements (See Note 11). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 6). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In 2018 and 2019, the Company issued common stock warrants in conjunction with IPO Bridge Notes. The warrants are measured at fair market value at each reporting period. The Company uses the Black-Scholes pricing model to determine the estimated fair price of the warrants. For the period ended December 31, 2019 and 2018 the Company recognized a liability of $870,235 and $675,294, respectively which represents the estimated fair market value of the warrants. (See Note 9) At December 31, 2019 the warrant amount was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the IPO Bridge Notes and accrued interest as a long-term liability. (See Note 20 for additional information on debt conversions)

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2019 and 2018 using the following assumptions for the years ended December 31, 2019 and 2018.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

	2019	2018
Expected life of preferred stock warrants	3.0	3.19
Expected stock price volatility	47.00%	47.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.01	2.35%

Weighted average variables in accordance with the common stock warrants:

	2019	2018
Expected life of common stock warrants	2.00	1.18
Expected stock price volatility	47.00%	40.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.46%	0.86%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years
Outstanding as of December 31, 2017	2,594,679	$ 0.16	8.47
Granted	263,298	0.06	

Outstanding as of December 31, 2018	2,857,977		0.15		8.55
Exercised	(621,600)		0.31		
Granted	360,170		0.01		
Outstanding as of December 31, 2019	2,596,547	$	0.09		9.41

Note 14– Stock Option Plan

The Company's 2015 Equity Incentive Plan (the "Incentive Plan") permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2019 and 2018, there were 128,830 and 231,330 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2019 and 2018, the Company issued 105,000 and 505,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms.

For the year end December 31, 2018, $164,247 of total stock-based compensation was recognized in sales and marketing expenses and general and administrative expenses in the amount of $24,935 and $139,312, respectively. For the year end December 31, 2019, $169,760 of total stock-based compensation was recognized in sales and marketing expenses and general and administration expenses in the amount of $24,935 and $144,825, respectively.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the years ended December 31,

	2019	2018
Expected life of options	7.00	5.57
Expected stock price volatility	47.00%	47.00%
Annual rate of quarterly dividends	0.00%	0.00%
Risk free rate	2.25%	2.25%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

The following table summarized option activity:

	Number of Options		Weighted Avg Exercise Price		Weighted Avg Remaining Years
Outstanding as of December 31, 2017	1,907,670	$	0.35		8.05
Forfeited	(144,900)		0.02		
Exercised	(35,000)		0.02		
Granted	505,000		1.25		
Outstanding as of December 31, 2018	2,232,770		0.58		8.60
Forfeited	(37,500)		1.25		
Exercised	(561,100)		0.16		
Granted	105,000		1.25		
Outstanding as of December 31, 2019	1,739,170		0.74		9.44
Outstanding as of December 31, 2019, vested	1,373,545	$	0.32		6.37

Note 15 – Withdrawn Public Offering

On August 6, 2019, the Company filed a registration statement on Form S-1 (File No. 333-233036) with the Commission as part of its plan to conduct an IPO to raise funds for its operations. In order to effect the offering, the Company intended to effect a reorganization of its capital stock. On November 7, 2019, due to then-current unfavorable market conditions and the lack of institutional support for IPO at that time, the Company requested that the Commission consent to the withdrawal of the registration statement effective as of that date. As a result, the reorganization that was planned as part of the anticipated public offering that would have created Class C Common Stock and significantly altered the nature of the existing Class A Common Stock did not take place. The Company reorganized its common stock in January 2020. (See Note 20, Subsequent Events)

Note 16 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $104,000 and $81,000 to the Plan during the years ended December 31, 2019 and 2018, respectively.

Note 17 – Major Suppliers and Customers

During the year ended December 31, 2019, purchases from three suppliers represented approximately 88% of total inventory purchases. As of December 31, 2019, approximately $1,400,000, or 44% of accounts payable was due to these suppliers. As of December 31, 2018, purchases from three suppliers represented approximately 75% of total inventory purchases. As of December 31, 2018, approximately $403,000 or 45% of accounts payable was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 18 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company's net deferred tax assets at December 31, 2019 and 2018 is approximately $5,923,000 and $3,830,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2019, and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2019 and 2018, the Company valuation allowance increased by approximately $2,093,000 and $1,654,000, respectively.

At December 31, 2019, the Company had federal net operating loss carry forwards of approximately $18,714,000 and state net operating loss carry forwards of $18,536,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company's ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company's ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $478,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014. The Company currently is not under examination by any tax authorities.

Note 19 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $11,000. Total rent expense for the years ended December 31, 2019 and 2018 was approximately $126,000 and $126,000, respectively. On March 10, 2020, the lease was renewed through March 31, 2021.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988 and have imputed interest rates ranging from 7.99% to 9.79% and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of December 31, 2019, and 2018, the balance outstanding was $0 and $9,436, respectively.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

Deferred Compensation – On July 23, 2016, the Company entered into an employment agreement with Ronald Wilson, the CEO, that entitles him to a deferred compensation in the amount of 25% of his annual base salary. The deferred compensation will be deferred until such time as Mr. Wilson is no longer employed by the Company or payment is agreed upon by the board of directors. Aggregate deferred compensation as of December 31, 2019 was $166,952. Subsequent to December 31, 2019, the CEO separated from the company. Final evaluation of any potential liability associated with his employment agreement is still being evaluated.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2019 and 2018.

In response to the opposition to our application to register our original icon logo bearing Serial No. 85837045 (the "Logo"), the Trademark Trial and Appeal Board ("TTAB") determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office ("USPTO") should reject registration of the Logo. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which the Federal Circuit ruled was properly before that court and not in district court after our filing of a motion for reconsideration. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals, and on April 16, 2018, we filed the reply to the opposer's answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. On August 1, 2019, the Federal Circuit Court of Appeals affirmed the TTAB ruling. Although we no longer utilize this icon logo mark (phased out during 2017), we remain committed to defend all of our intellectual property aggressively.

The opposing party, Hybrid Athletics, LLC ("HA"), also filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

On November 26, 2019, the U.S. District Court in this matter awarded sanctions against HA for their destruction of potentially relevant evidence. If the case goes to trial, the jury will be instructed by the presiding Judge that they may assume, in their deliberations, that any evidence destroyed by HA's sole owner Robert Orlando may have been potentially relevant and unfavorable to HA's case against HYLETE.

On December 12, 2019, we answered HA's complaint and filed counterclaims, which seeks declaratory judgment of our ownership of our trademarks, and our non-infringement of the HA marks at issue, as well as cancellation of HA's marks on various grounds. This counterclaim, in part, incorporates the arguments made in our petition for cancellation of HA's registered word mark in

International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018, but has been suspended pending resolution of the U.S. District Court matter.

In this matter, the schedule was originally set with dispositive motions are due on May 22, 2020. Any responses shall be due on June 19, 2020, and any replies to any responses shall be due by July 10, 2020. The court was to hold oral argument on any dispositive motions on July 28, 2020. If the case is not dismissed, the trial would have begun in early October of 2020. The COVID-19 crisis has caused this schedule to shift out by at least 90 days.

On December 30, 2019, HYLETE filed suit against HA and Rob Orlando in U.S. District Court for the Southern District of California, asserting fraudulent procurement of HA's registered wordmark in International Class 025 and bearing Registration No. 4,609,469; cancellation of such mark; violations of the Federal Lanham Act, California's Unfair Competition Law, and Connecticut's Unfair Trade Practices Act; and tortious interference with HYLETE's prospective economic advantage.

We believe that the strength of our claims will lead to a positive outcome for us regarding the associated cases involving HA and Robert Orlando.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the U.S. District Court claims to our carrier within days of the case's commencement. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier's duty to defend, as well as claims for breach of contract, specific performance and bad faith. While we have yet to receive any reimbursement of legal fees, we believe that we had proper coverage under our policy with the carrier and that they are financially responsible for our defense costs in the U.S District Court case. These developments further our belief that we had proper coverage under our policy with the Farmers Insurance and that they are financially responsible for our defense costs in the U.S District Court case.

On March 10, 2020, the Superior Court of California, County of San Diego granted the Company's motion for summary adjudication against Farmers Insurance. Farmers Insurance then filed a petition for peremptory or alternative writ of mandate and a request for immediate stay. This request was read and considered by the Court of Appeal and the petition and request were denied on April 16, 2020.

The Company entered into an engagement letter calling for the execution of an underwriting agreement for an anticipated IPO. The Company agreed to grant the underwriters an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares were to be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable expenses incurred in connection with this transaction. As of December 31, 2019, the Company paid $57,755 and accrued an additional $50,000, all of which has been recorded as an expense to Withdrawal of IPO. The Company also agreed to reimburse the underwriters for legal fees of $125,000, which has been accrued by the Company and recorded as an expense to Withdrawal of IPO.

Note 20 – Subsequent Events

Senior Secured Debt and IPO Bridge Notes

Subsequent to December 31, 2019, the Company issued $500,000 of additional promissory notes to its senior secured lender (Black Oak) with a maturity date of December 31, 2020. The Company pays interest on a monthly basis at a rate of 12.5% per annum, compounded monthly. As part of this transaction, Black Oak (1) extended the maturity of $5,000,000 of senior notes to April 1, 2021 and (2) added an extension fee of $250,000 for the senior secured notes and $50,000 for the promissory note to be paid on the Note Maturity Date or earlier repayment of the Loans, which is recorded as a loan premium to the debt. The Company paid fees of $25,000 for the promissory note, which is record as a discount to the debt.

Debt Conversions

Subsequent to December 31, 2019, the Company offered its debt holders (other than the holders of the Class A Bonds and Senior Secured Debt) the opportunity to convert their existing debt (principal plus interest) into shares of the newly created Series AA Preferred Stock. As of April 29, 2020, holders of $3,885,000 in aggregate debt, of that $1,600,000 to related parties, elected to convert and 13,642,088 shares of Series AA Preferred Stock have been issued. All warrants associated with the converted debt have been cancelled.

COVID-19 / SBA Loans

The impact of the COVID-19 could continue to affect our supply chain and/or consumer behavior. While the full impact of the coronavirus outbreak on our business is unknown at this time, we have experienced some moderate impacts on the manufacturers on which we rely as well as the purchasing behavior of our consumer base. Subsequent to December 31, 2019, the Company applied for assistance via three programs being offered by the Small Business Administration in response to the COVID-19 crisis: The Paycheck Protection Program ("PPP") Loan; the Economic Injury Disaster Loan ("EIDL") and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, the Company received $10,000 for the Economic Injury Disaster Loan Emergency Advance. This advance will not need to be repaid. The Company has received notice that funds have been allocated to the Company under the PPP program. The exact amount of the funds allocated was not disclosed. The PPP loan will help cover payroll costs during COVID-19. Neither the PPP Loan nor the EIDL Loan have funded as of April 29, 2020.

Reorganization and Withdrawal of Initial Public Offering

On August 6, 2019, the Company filed a registration statement on Form S-1 (File No. 333-233036) with the Securities and Exchange Commission as part of its plan to conduct an IPO. On November 7, 2019, due to then-current unfavorable market conditions and the lack of institutional support for IPO at that time, the Company requested that the Securities and Exchange Commission consent to the withdrawal of the registration statement effective as of that date. As a result, the reorganization that was planned as part of the anticipated public offering that would have created Class C Common Stock and significantly altered the nature of the existing Class A common stock did not take place. Instead, the Company reorganized its common stock as described below.

On January 6, 2020, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware. The key changes were: (1) to authorize additional shares of stock of the Company, some of which would be utilized as part of the Regulation A offering described below; (2) to authorize, sell and issue a new series of Preferred Stock, some of which would be used to support the conversion of debt into Preferred Stock; (3) to consolidate the outstanding Class A Common Stock and Class B Common Stock into a single class of Common Stock (Class A) with the same voting rights as the existing Class A Common Stock; and (4) to further amend and restate the rights and preferences of stockholders in connection with a possible future public offering of the Company's stock.

The holders of the new series of Preferred Stock (Series AA) are entitled to a liquidation preference that is senior to holders of the Common Stock and to holders of Series A, A-1, and A-2 Preferred Stock. Holders of Series AA Preferred Stock will receive a liquidation preference equal to two (2) times the Original Issue Price of such Series AA Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like). Holders of this series of Preferred Stock are entitled to one vote for each share of Class A Common Stock into which such share of Preferred Stock could be converted.

Regulation CF

Subsequent to December 31, 2019, the Company sold 41,390 shares of Class A common stock for net proceeds of $37,624 from the Regulation CF offering. This offering closed on February 19, 2020. (See Note 12 for additional details about this offering)

Regulation A Raise

On March 31, 2020, the Company commenced an offering pursuant to Regulation A under the Securities Act (the "Offering"), pursuant to which it is offering to sell up to 12,000,000 shares of its Class A Common Stock, at a price of $1.00 per share. The Company intends to utilize the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital; although there can be no assurances to what extent the Offering will be subscribed. As of April 29, 2020, the Company sold shares of 60,076 for net proceeds of $50,278 from the Offering.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.